

100 NE Adams Street
Peoria, Illinois 61629

May 2, 2012

Dear Fellow Stockholders:

I am pleased to invite you to attend Caterpillar's Annual Meeting of Stockholders on June 13, 2012. The meeting will be held at the Marriott Riverwalk, 899 Market Street, San Antonio, Texas, 78205 beginning at 8:00 a.m. We hope that you will attend the meeting, but whether or not you are planning to attend, we encourage you to vote your shares. As always, every stockholder's vote is important.

This booklet includes a formal notice of the meeting and the proxy statement which, among other things, provides information on Caterpillar's corporate governance, executive compensation programs and the matters to be voted on at the meeting. The booklet also contains information about our business and 2011 financial performance. Our company had a strong year and I encourage you to review the financial information contained in Appendix C.

If you wish to attend the meeting, you will need to request an admission ticket in advance. Procedures for requesting an admission ticket are described on page 56.

I thank you for your commitment to Caterpillar and urge you to vote your shares.

Sincerely yours,

Douglas R. Oberhelman
Chairman and Chief Executive Officer



100 NE Adams Street
Peoria, Illinois 61629

Notice of Annual Meeting of Stockholders
of Caterpillar Inc.

Date: June 13, 2012
Time: 8:00 a.m.
Place: Marriott Riverwalk Hotel, 899 Market Street, San Antonio, Texas 78205

The items of business are:

- Elect as Directors the sixteen nominees identified in the proxy statement, each for a term of one year.

- Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2012.

- Approve, on a non-binding advisory basis, executive compensation.

- Amend the Company's Restated Certificate of Incorporation and Bylaws to provide stockholders the right to call special meetings of stockholders.

- Amend the Company's Bylaws to enhance and clarify the procedures to be followed by stockholders for submitting proposed items of business at future meetings of stockholders.

- Vote on four stockholder proposals described in the proxy statement, if properly presented at the meeting.

- Conduct any other business properly brought before the meeting or any adjournment or postponement of the meeting.

We initiated delivery of the proxy materials to stockholders on or about May 2, 2012. Stockholders of record at the close of business on April 16, 2012 will be entitled to notice of and to vote at the annual meeting and any adjournment or postponement. A list of these stockholders is available at the Company's headquarters in Peoria, Illinois.

By order of the Board of Directors

Christopher M. Reitz
Corporate Secretary
May 2, 2012

If you wish to attend the meeting, you will need to request an admission ticket in advance. Procedures for requesting an admission ticket are described on page 56.

Table of Contents

PART THREE — Proposals to be Voted on at the 2012 Annual Meeting

PART FOUR — Other Important Information

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. You should read the complete proxy statement and appendices before voting.

Business Highlights

Record Financial Results. 2011 sales and revenues, profits, Machinery & Power Systems operating cash flows and profit per share were all time records.

Dividend Increase. During 2011 the Board of Directors increased the quarterly dividend to $.46 per share.

Acquisitions. In 2011 we completed the all-cash acquisitions of mining equipment manufacturer Bucyrus International, Inc. and also MWM Holding GmbH, a leading global supplier of sustainable, natural gas and alternative-fuel engines.

Building for the Future. In 2011 we made capital investments of $2.6 billion in our Machinery & Power System businesses and laid the groundwork for a planned $4 billion of additional investment in 2012. During 2011, we continued the most extensive new product development program in the Company's history.

Compensation Highlights

The Company's strong performance is reflected in the compensation our executive officers earned in 2011, as described in the Compensation Discussion and Analysis in this proxy statement. The table below includes some but not all of the information included in the 2011 Summary Compensation Table.

Name and Principal Position	Salary	Long- and Short-Term Incentives	Stock and Stock Option Awards	Total of All Columns
Douglas R. Oberhelman, Chairman & CEO	$1,429,506	$4,934,935	$8,309,208	$14,673,649
Richard P. Lavin, Group President	$ 723,504	$2,130,410	$2,028,847	$ 4,882,761
Stuart L. Levenick, Group President	$ 794,652	$2,188,945	$2,122,839	$ 5,106,436
Edward J. Rapp, Group President & CFO	$ 723,504	$2,066,319	$2,180,424	$ 4,970,247
Gerard R. Vittecoq, Group President	$1,035,476	$3,293,598	$2,122,839	$ 6,451,913
Steven H. Wunning, Group President	$ 806,199	$2,434,944	$2,245,661	$ 5,486,804

Stockholder Actions

Company Proposals	Board Recommendation
Election of Directors	FOR each Nominee
Ratification of our Independent Registered Public Accounting Firm	FOR
Advisory Vote on Executive Compensation	FOR
Amend Restated Certificate of Incorporation and Bylaws to Provide Stockholders the Right to Call Special Meetings	FOR
Amend Bylaw Advance Notice Provisions	FOR
Stockholder Proposals	
Report on Political Contributions and Expenses	AGAINST
Director Election Majority Vote Standard	AGAINST
Review of Global Corporate Standards	AGAINST
Stockholder Action by Written Consent	AGAINST

Election of Directors (Proposal 1)

You will find important information in **Proposal 1** about the qualifications and experience of each of the director nominees that you are being asked to elect. The Governance Committee performs an annual assessment to see that our directors have the skills and experience to effectively oversee the Company. All of our directors have proven leadership, sound judgment, integrity and a commitment to the success of our Company.

Nominee	Age	Director Since	Principal Occupation	Committees
David L. Calhoun	55	2011	CEO and Executive Director of Nielsen Holdings N.V.	Compensation
Daniel M. Dickinson	50	2006	Managing Partner of HCI Equity Partners	Audit
Eugene V. Fife	71	2002	Managing Principal of Vawter Capital LLC; Retired Partner of Goldman Sachs & Co.	Governance
Juan Gallardo	64	1998	Chairman of Grupo Embotelladoras Unidas S.A.B. de C.V.	Public Policy
David R. Goode	71	1993	Former Chairman, President and CEO of Norfolk Southern Corporation	Compensation
Jesse J. Greene, Jr.	67	2011	Former Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation	Audit
Jon M. Huntsman, Jr.	51	2012	Former United States Ambassador to China and former Governor of Utah	
Peter A. Magowan	70	1993	Former President and Managing General Partner of the San Francisco Giants and Former Chairman and CEO of Safeway Inc.	Governance
Dennis A. Muilenburg	48	2011	Executive Vice President of The Boeing Company and President and CEO of Boeing Defense, Space & Security	Public Policy
Douglas R. Oberhelman	59	2010	Chairman and CEO of Caterpillar Inc.	N/A
William A. Osborn	64	2000	Former Chairman and CEO of Northern Trust Corporation and The Northern Trust Company	Audit
Charles D. Powell	70	2001	Chairman of Capital Generation Partners, LVMH Services Limited and Magna Holdings	Public Policy
Edward B. Rust, Jr.	61	2003	Chairman, CEO and President of State Farm Mutual Automobile Insurance Company	Compensation
Susan C. Schwab	57	2009	Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP; Former United States Trade Representative	Public Policy
Joshua I. Smith	71	1993	Chairman and Managing Partner of the Coaching Group, LLC	Compensation
Miles D. White	57	2011	Chairman and CEO of Abbott Laboratories	Governance

Ratification of our Independent Registered Public Accounting Firm (Proposal 2)

As a matter of good corporate governance, we are asking our stockholders to ratify the selection of PricewaterhouseCoopers as our registered independent auditor for 2012. Set forth below is a summary of their fees for services provided in 2011 and 2010.

	(in millions)	
	2011	**2010**
Audit and Audit Related Fees	$ 33.2	$ 28.2
Tax Fees and Other	6.6	4.0
TOTAL	**$ 39.8**	**$ 32.2**

Advisory Vote on Executive Compensation (Proposal 3)

For the second year, our stockholders have the opportunity to cast a non-binding, advisory vote on our executive compensation program. Last year stockholders overwhelmingly supported our compensation program. In evaluating this proposal, we recommend that you review our Compensation Discussion and Analysis, which explains how and why the Compensation Committee of our Board arrived at its executive compensation actions and decisions for 2011.

Amend Restated Certificate of Incorporation and Bylaws to Provide Stockholders the Right to Call Special Meetings (Proposal 4)

We are proposing to modify our Certificate of Incorporation and Bylaws to provide stockholders collectively holding 25 percent of the Company's outstanding stock with the right to call special meetings of stockholders.

Amend Bylaws to Update Notice Provisions (Proposal 5)

We recommend that stockholders approve amendments to the Company's Bylaws to clarify and enhance the timeline and procedures stockholders should follow when proposing future business for a vote of the stockholders.

Stockholder Proposals (Proposals 6–9)

You will be asked to consider four stockholder proposals involving (1) political contributions, (2) majority voting for directors, (3) human rights standards and (4) stockholder action by written consent.

PART ONE — Information about E-proxy, Meeting Attendance and Voting Matters

Internet Availability of Proxy Materials

As permitted by rules of the Securities and Exchange Commission (SEC), Caterpillar Inc. (Caterpillar, the Company, we or us) is providing, in most cases, the proxy materials for its 2012 annual meeting of stockholders (Annual Meeting) electronically through the Internet or e-mail. On or about May 2, 2012, we initiated delivery of proxy materials to our stockholders of record as of the close of business on April 16, 2012 in one of three ways: 1) a notice in the mail containing instructions on how to access proxy materials through the Internet (Internet Notice), 2) a paper copy of the proxy materials in the mail or 3) an e-mail distribution of the proxy materials. If you received an Internet Notice, you will not receive a paper copy of the proxy materials in the mail. Instead, the Internet Notice provides instructions on how to access the proxy materials and vote online or by telephone. If you received an Internet Notice and would like to receive a paper copy of the proxy materials or elect to receive the proxy materials via e-mail in the future, please follow the instructions included in the Internet Notice. If you received a paper copy of the proxy materials and would like to register to receive an Internet Notice or an e-mail regarding availability of proxy materials in the future, you can do so by any of the following methods:

- **Internet** — Go to www.eproxyaccess.com/cat2012 and follow the registration instructions.
- **Telephone** — From within the United States or Canada, call us free of charge at 1-866-580-7648. From locations outside the United States or Canada, please call +1-215-521-4898.
- **E-mail** — Send us an e-mail at cat@eproxyaccess.com. Include the control number from your paper copy as the subject line and indicate whether you wish to receive an Internet Notice or e-mail copy of the proxy materials and whether your request is for this meeting only or for all future meetings.

Frequently Asked Questions Regarding Meeting Attendance and Voting

Q: Why am I receiving these proxy materials?

A: You have received these proxy materials because you are a Caterpillar stockholder, and Caterpillar's Board of Directors (Board) is soliciting your authority or proxy to vote your shares at the Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

Q: Why didn't I receive an "annual report" or "sustainability report" with my proxy materials?

A: Our 2011 "Year in Review" and 2011 "Sustainability Report" are available exclusively online at www.caterpillar.com/investor. The online, interactive format of the reports furthers our efforts to lower costs and reduce the environmental impact of our communications. As required by SEC rules, complete financial statements, financial statement notes and management's discussion and analysis for 2011 are included with the proxy statement distributed to stockholders.

Q: How do I obtain an admission ticket to attend the Annual Meeting?

A: Anyone wishing to attend the Annual Meeting must have an admission ticket issued in his or her name. Admission is limited to:

- Stockholders on April 16, 2012, together with one immediate family member;
- An authorized proxy holder of a stockholder of record on April 16, 2012; or
- An authorized representative of a stockholder of record who has been designated to present a stockholder proposal.

You must provide evidence of your ownership of shares with your ticket request and follow the requirements for obtaining an admission ticket specified in the "Admission and Ticket Request Procedure" on page 56. Accredited members of the media and analysts are also permitted to attend the Annual Meeting pursuant to the directions provided in the "Admission and Ticket Request Procedure" on page 56.

Q: What is a stockholder of record?

A: A stockholder of record or registered stockholder is a stockholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Shareowner Services LLC (formerly BNY Mellon Shareowner Services). If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a stockholder of record. For shares held in street name, the stockholder of record is your bank, broker or other intermediary. Caterpillar only has access to ownership records for the stockholders of record. So, if you are not a stockholder of record, the Company needs additional documentation to evidence your stock ownership as of the record date — such as a copy of your brokerage account statement, a letter from your broker, bank or other nominee or a copy of your voting instruction card.

Q: When was the record date and who is entitled to vote?

A: The Board set April 16, 2012 as the record date for the Annual Meeting. Holders of Caterpillar common stock on that date are entitled to one vote per share. As of April 16, 2012, there were approximately 652,500,000 shares of Caterpillar common stock outstanding.

A list of all registered stockholders will be available for examination by stockholders during normal business hours at 100 NE Adams Street, Peoria, Illinois 61629 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting.

Q: How do I vote?

A: You may vote by any of the following methods:

- **In person** — Stockholders of record and stockholders with shares held in street name that obtain an admission ticket and attend the Annual Meeting will receive a ballot for voting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person and submit the proxy along with your ballot at the meeting.

- **By mail** — Signing and returning the proxy and/or voting instruction card provided.

- **By phone or via the Internet** — Following the instructions on your Internet Notice, proxy and/or voting instruction card or e-mail notice.

If you vote by phone or the Internet, please have your Internet Notice, proxy and/or voting instruction card or e-mail notice available. The control number appearing on your Internet Notice, proxy and/or voting instruction card or e-mail notice is necessary to process your vote. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: How do I vote my 401(k) or savings plan shares?

A: If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

Q: How are shares in the Caterpillar pension plan voted?

A: The Caterpillar Inc. Master Retirement Trust owns shares of Caterpillar stock for the benefit of certain defined benefit pension plans sponsored by the Company or its subsidiaries. The Northern Trust Company acts as trustee and votes the shares held by the trust at its discretion. In exercising this discretion, Northern Trust acts in a fiduciary capacity for the exclusive benefit of the participants in the pension plans. To the extent that an investment manager retained to invest assets of the trust holds Caterpillar stock in its portfolio, the investment manager, in its discretion, will direct the trustee to vote the shares held in the portfolio. In exercising this discretion, the investment manager acts in a fiduciary capacity for the exclusive benefit of the participants in the pension plans.

Q: What are "broker non-votes" and why is it important that I submit my voting instructions for shares I hold in street name?

A: Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Company Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.

Q: How can I authorize someone else to attend the Annual Meeting or vote for me?

A: Stockholders of record can authorize someone other than the individual(s) named on the proxy and/or voting instruction card to vote on their behalf by crossing out the individual(s) named on the card and inserting the name of the individual being authorized or by providing a written authorization to the individual being authorized to attend or vote.

Street name holders can contact their broker to obtain documentation with authorization to attend or vote at the Annual Meeting.

To obtain an admission ticket for an authorized proxy representative, see the requirements specified in the "Admission and Ticket Request Procedure" on page 56.

Q: How can I change or revoke my vote?

A: *For stockholders of record:* You may change or revoke your vote by submitting a written notice of revocation to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629 before the proxies vote your shares at the meeting or by attending the meeting and voting in person. For all methods of voting, the last vote cast will supersede all previous votes.

For holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: Is my vote confidential?

A: Yes. Proxy cards, ballots, Internet and telephone votes that identify stockholders are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Innisfree M&A Incorporated, the independent proxy tabulator used by Caterpillar, counts the votes and acts as the inspector of election for the Annual Meeting.

Q: What is the quorum for the Annual Meeting?

A: A quorum of stockholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum.

Q: What vote is necessary for action to be taken on proposals?

A: Directors are elected by a plurality vote of the shares present in person or by proxy and entitled to vote, meaning that director nominees with the most affirmative votes are elected to fill the available seats.

Proposals 4 and 5 involve amendments to Caterpillar's Restated Certificate of Incorporation and Bylaws and each requires the affirmative vote of the majority of all outstanding shares of Caterpillar stock.

All other actions presented for a vote of the stockholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will have the effect of a vote against Proposals 4 and 5, but will not have an effect on any of the other proposals presented for your vote.

Votes submitted by mail, telephone or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: What does it mean if I receive more than one proxy card?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or e-mail notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: Who pays for the solicitation of proxies?

A: Caterpillar pays the cost of soliciting proxies on behalf of the Board. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. We have hired Innisfree to assist in the solicitation. We will pay Innisfree a fee of $15,000 for these services, and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes.

Q: Are there any matters to be voted on at the Annual Meeting that are not included in this proxy statement?

A: We do not know of any matters to be voted on by stockholders at the meeting other than those discussed in this proxy statement. If any other matter is properly presented at the Annual Meeting, proxy holders will vote on the matter in their discretion.

PART TWO — Corporate Governance Information

Corporate Governance Guidelines

Our Board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at www.caterpillar.com/governance. The Corporate Governance Guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value over the long term.

Sustainability

We seek to provide work environments, products, services and solutions that make efficient use of the world's natural resources and reduce unnecessary impacts on people, the environment and the economy. For example, we are building engines with lower emissions, recycling 90 percent of our factory waste and working towards operational goals to reduce greenhouse gas emissions by 25 percent, increase energy efficiency by 25 percent, use alternative and renewable energy sources for 20 percent of our energy needs and hold water consumption flat.

Succession Planning

The Board is actively engaged and involved in talent management. This includes a detailed review of the Company's global leadership and succession plans with a focus on key positions at the senior officer level.

In addition, the committees of the Board regularly discuss the talent pipeline for specific critical roles. High potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

Stockholder Rights Plan

We do not have a stockholder rights plan. The Board will obtain stockholder approval prior to adopting a stockholder rights plan unless the Board, in the exercise of its fiduciary duties, determines that, under the circumstances, it would be in the best interests of Caterpillar and our stockholders to adopt a rights plan without prior stockholder approval.

Political Contributions Disclosure

We currently disclose on our website www.caterpillar.com/contributions a description of our oversight process for political contributions and an itemized list of corporate and employee PAC contributions to federal and state political candidates.

Composition of the Board

As of the date of this proxy statement, our Board consists of 16 directors. Directors are elected at each annual meeting to serve for a one-year term and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal. If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the Board or, as an alternative, the Board may reduce the number of directors to be elected at the Annual Meeting. Biographical information and qualifications of our directors are included under Proposal 1 — Election of Directors on page 16.

The Board has determined that, with the exception of our Chairman and Chief Executive Officer, all directors and director candidates are independent as determined under NYSE listing standards and the standards described under "Director Independence Determinations" on page 8.

Related Party Transaction Approval Process

Caterpillar's Board has adopted a written process governing the approval of transactions that are expected to exceed $120,000 in any calendar year and that involve both the Company and any director, executive officer or their immediate family members. Under the process, all such transactions must be approved in advance by the Governance Committee.

Prior to entering into such a transaction, the director or officer must submit the details of the proposed transaction to the Company's Chief Legal Officer, including whether the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The Chief Legal Officer will then submit the matter to the Governance Committee for its consideration.

Based on information provided by the directors, the executive officers, and the Chief Legal Officer, the Governance Committee determined that there are no related party transactions required to be reported in this proxy statement.

Director Independence Determinations

The Company's Corporate Governance Guidelines establish that no more than two non-independent directors shall serve on the Board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the Board makes an affirmative determination regarding the independence of each director based upon the recommendation of the Governance Committee. The Board makes its independence determinations on a case-by-case basis, after consideration of all relevant facts and circumstances. To assist in making its independence determinations, the Board has adopted the following standards, which conform to the applicable NYSE rules. Under these standards, a director is considered independent if he or she:

    (1) Has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, and does not have any relationship that precludes independence under the NYSE director independence standards;

    (2) Is not currently, or within the past three years, employed by the Company, or an immediate family member is not currently, or for the past three years, employed as an executive officer of the Company;

    (3) Is not a current employee, nor is an immediate family member a current executive officer of, a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the past three years, exceeds the greater of $1 million or 2 percent of the consolidated gross revenues of that company;

    (4) Has not received, nor has an immediate family member received, during any twelve month period within the last three years, direct remuneration in excess of $120,000 from the Company other than director and committee fees and pension or other forms of deferred compensation for prior services;

(5) (i) is not a current partner or employee of a firm that is the Company's internal or external auditor; (ii) does not have an immediate family member who is a current partner of such a firm; (iii) does not have an immediate family member who is a current employee of such a firm and personally works on the Company's audit; and (iv) has not, nor has an immediate family member, been a partner or employee of such a firm and personally worked on the Company's audit within the last three years;

(6) Is not part of an "interlocking directorate," whereby an executive officer of the Company simultaneously served on the compensation committee of another company that employed the director as an executive officer during the last three years;

(7) Is free of any relationships with the Company that may impair, or appear to impair, his or her ability to make independent judgments; and

(8) Is not employed by a non-profit organization where a substantial portion of funding for the past three years (exceeding the greater of $1 million or 2 percent of the organization's annual consolidated gross revenues) comes from the Company or the Caterpillar Foundation.

Applying these standards, the Board determined that each of the directors and director candidates met the independence standards except Mr. Oberhelman, who is a current employee of the Company.

Independent Director Meetings

The independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with the Presiding Director serving as Chairman.

Process for Identifying and Evaluating Potential Directors

The Governance Committee solicits and receives recommendations and reviews the qualifications of potential director candidates. After review, the Governance Committee recommends to the full Board candidates for election at the annual meeting of the Company's stockholders and candidates to fill vacancies on the Board. Potential director nominees may also be recommended by our stockholders and are similarly reviewed by the Governance Committee, which makes recommendations to the full Board. Additional information about the process for nominating directors and stockholder nominations is described in the "Governance Committee" section on page 14.

Our Chairman and CEO and Governance Committee periodically review with the Board the particular characteristics or attributes that would be most beneficial to the Company in future Board members. These characteristics, which are set forth in the Company's Corporate Governance Guidelines, include, but are not limited to: (i) integrity, honesty and accountability, with a willingness to express independent thought; (ii) successful leadership experience and stature in an individual's primary field, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly-held company (with particular consideration being given to candidates with experience as chief executive officers of successful capital-intensive businesses with international operations); (iii) demonstrated ability to think strategically and make decisions with a forward-looking focus, with the ability to assimilate relevant information on a broad range of complex topics; (iv) be a team player with a demonstrated willingness to ask tough questions in a constructive manner that adds to the decision-making process of the Board; (v) independence and absence of conflicts of interest; (vi) ability to devote necessary time to meet director responsibilities; and (vii) ability to commit to the Company's stock ownership guidelines.

Consistent with these criteria for potential director candidates and Caterpillar's Worldwide Code of Conduct, the Board values diversity of talents, skills, abilities and experiences and believes that the diversity that exists on the Board provides significant benefits to the Company. Although there is no specific diversity policy, the Governance Committee may also consider the diversity of its members and potential candidates in selecting new directors.

Board Leadership Structure

The Board has elected the CEO as the Chairman of the Board of the Company. The Board has further elected the Chairman of the Governance Committee as Presiding Director of the Company. The Presiding Director's duties and responsibilities include: (i) presiding at all meetings of the Board at which the Chairman is not present; (ii) serving as a liaison between the Chairman and the independent directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) authority to call meetings of the independent directors; and (vii) if requested by major stockholders, ensuring that he is available for consultation and direct communication.

The Board has determined that the combined role of Chairman and CEO is appropriate for the Company as it promotes unified leadership and direction for the Company, allowing for a single, clear focus for management to execute the Company's strategy and business plans. This structure also avoids the added costs and inefficiencies that would result by mandating an independent Chairman. The Board believes that the governance structure and role of the Presiding Director allow the Board to effectively work with the combined role of the Chairman and CEO.

Board's Role in Risk Oversight

The full Board oversees enterprise risk as part of its role in reviewing and overseeing the implementation of the Company's strategic plans and objectives. The risk oversight function is administered both in full Board discussions and in individual committees that are tasked by the Board with oversight of specific risks as more fully described in the summary of each committee below.

On a regular basis, the Board and its committees receive information and reports from management on the status of the Company and the risks associated with the Company's strategy and business plans. In addition, the Audit Committee reviews the Company's risk assessment and risk management policies and procedures at least annually, including its major financial risk exposures and steps taken to monitor and control such exposures. The Chairman of the Audit Committee presents this information to the full Board for review.

The Board believes the combined role of Chairman and CEO is an effective structure which facilitates the Board's understanding of the risks associated with the Company's strategic plans and objectives. Additionally, maintaining an independent Board with a Presiding Director permits open discussion and assessment of the Company's ability to manage these risks.

Board Meetings and Committees

In 2011, our Board met seven times. Regularly scheduled executive sessions, led by the Presiding Director, were held without management present. In addition to those meetings, directors attended meetings of the Board committees to which they are appointed. Overall attendance for our directors at Board and committee meetings held in 2011 was 97 percent. For Board meetings only, attendance was 96 percent in 2011. Each director attended at least 75 percent of the total meetings of the Board and committee on which he or she served. Company policy, posted on our website, states that absent unavoidable conflict, directors are expected to attend the Annual Meeting. All directors attended the 2011 annual meeting of stockholders.

Our Board has four standing committees — **Audit, Compensation, Governance** and **Public Policy**. Each committee's charter is available on our website at www.caterpillar.com/governance. Following is a description of each committee of the Board. Current committee memberships are listed in the "Committee Membership" table on page 11.

The **Audit Committee** assists the Board in fulfilling its oversight responsibilities with respect to the integrity of Caterpillar's financial statements, Caterpillar's compliance with legal and regulatory requirements, the qualifications and independence of Caterpillar's Independent Registered Public Accounting Firm (auditors), the performance of Caterpillar's internal audit function and the auditors, the effectiveness of Caterpillar's internal controls and the implementation and effectiveness of Caterpillar's ethics and compliance program. The Audit Committee performs this function by monitoring Caterpillar's financial reporting process and internal controls and by assessing the audit efforts of the auditors and the internal auditing department.

The Audit Committee has ultimate authority and responsibility to appoint, retain, compensate, evaluate and, where appropriate, replace the auditors. The Audit Committee also reviews updates on emerging accounting and auditing issues provided by the auditors and by management to assess their potential impact on Caterpillar. All members of the Audit Committee met the standards for independence set forth in the NYSE listing standards, the rules of the SEC and the financial literacy standards adopted by the Board. Additionally, the Board has determined that each Audit Committee member qualifies as an "audit committee financial expert" as defined under SEC rules. During 2011, the Audit Committee met eleven times and overall attendance was 100 percent.

The **Compensation Committee** assists the Board in fulfilling its responsibilities in connection with the compensation of the Company's directors, officers and employees. It performs this function by establishing and overseeing the Company's compensation programs, recommending to the Board the compensation of directors who are not officers of the Company, administering the Company's equity compensation plans, furnishing an annual Compensation Committee Report on executive compensation and approving the Compensation Discussion and Analysis section in the Company's proxy statement, in accordance with applicable SEC rules and regulations. All members of the Compensation Committee meet the standards for independence set forth in the NYSE listing standards. During 2011, the Compensation Committee met six times and overall attendance was 100 percent.

The **Governance Committee** assists the Board by making recommendations regarding the size and composition of the Board and the criteria to be used for the selection of candidates to serve on the Board. The Governance Committee discusses and evaluates the qualifications of directors up for re-election and recommends the slate of director candidates to be nominated for election at the Annual Meeting. Stockholders who are interested in nominating a director candidate can do so in accordance with the policy discussed in the "Governance Committee" section on page 14. In addition, the Governance Committee recommends candidates to the Board for election as officers of the Company. The Governance Committee also oversees the Corporate Governance Guidelines and leads the Board in its annual self-evaluation process and shares the results with the Board for discussion and deliberation. All members of the Governance Committee meet the standards for independence set forth in the NYSE listing standards. During 2011, the Governance Committee met six times and overall attendance was 100 percent.

The **Public Policy Committee** assists the Board in its oversight of matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments. It also provides oversight in the areas of investor, consumer, community and employee relations, policies promoting diversity, sustainable development initiatives and charitable and political contributions. All members of the Public Policy Committee meet the standards for independence set forth in the NYSE listing standards. During 2011, the Public Policy Committee met six times and overall attendance was 95 percent.

Committee Membership				
	Audit	**Compensation**	**Governance**	**Public Policy**
David L. Calhoun		✔		
Daniel M. Dickinson	✔			
Eugene V. Fife			✔*	
Juan Gallardo				✔
David R. Goode		✔*		
Jesse J. Greene, Jr.	✔			
Peter A. Magowan			✔	
Dennis A. Muilenburg				✔
William A. Osborn	✔*			
Charles D. Powell				✔*
Edward B. Rust, Jr.		✔		
Susan C. Schwab				✔
Joshua I. Smith		✔		
Miles D. White			✔	
*Chairman of Committee				

Communication with the Board

You may communicate with any of our directors, our Board as a group, our non-management directors as a group or any Board committee as a group by sending an e-mail to Directors@CAT.com or by mail to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. The Board has delegated to the Corporate Secretary, or his designee, responsibility for determining, in his discretion, whether the communication is appropriate for consideration. According to the policy adopted by the Board, the Corporate Secretary is required to direct all communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service related inquiries, order requests and similar issues to the appropriate individual within the Company. All other communications are to be submitted to the Board as a group, to the particular director to whom it is directed or, if appropriate, to the Presiding Director or committee the Corporate Secretary believes to be the most appropriate recipient. If a legitimate business concern is sent, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

Code of Ethics

Caterpillar's code of ethics is called Our Values in Action (Code of Conduct). Integrity, Excellence, Teamwork and Commitment are the core values identified in the Code of Conduct and are the foundation for Caterpillar's corporate strategy. The Code of Conduct applies to all members of the Board and to management and employees worldwide. It documents the high ethical standards that Caterpillar has upheld since its formation in 1925. The Code of Conduct is available on our website at www.caterpillar.com/code.

The Audit Committee has established a means for employees, suppliers, customers, stockholders and other interested parties to submit confidential and anonymous reports (where permitted by law) of suspected or actual violations of the Code of Conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; theft or fraud of any amount; insider trading; performance and execution of contracts; conflicts of interest; violation of securities and antitrust laws; and violations of the Foreign Corrupt Practices Act.

Any employee, stockholder or other interested party can submit a report via the following methods:

- Direct Telephone: 309-494-4393 (English only)
- Call Collect Helpline: 770-582-5275 (language translation available)
- Confidential Fax: 309-494-4818
- E-mail: BusinessPractices@CAT.com
- Internet: www.caterpillar.com/obp

Audit Committee Report

The Audit Committee is comprised entirely of independent directors (as defined for members of an audit committee in SEC rules and the NYSE listing standards) and operates under a written charter adopted by the Board, a copy of which is available on our website at www.caterpillar.com/governance. Management is responsible for the Company's internal controls and the financial reporting process. The auditors are responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB). The Audit Committee is responsible for monitoring these processes. In this regard, the Audit Committee meets periodically with management, the internal auditors and external auditors. The Audit Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain outside counsel, experts and other advisors as it determines appropriate to assist it in conducting any investigations. The Audit Committee is responsible for selecting and, if appropriate, replacing the current auditors, PricewaterhouseCoopers LLP (PricewaterhouseCoopers).

The Audit Committee has discussed with the Company's auditors the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. Discussions about the Company's audited financial statements included the auditors' judgments about the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the auditors other matters required by Statement on Auditing Standards No. 61 *Communication with Audit Committees*, as amended (as adopted by the PCAOB in Rule 3200T). Management, the internal auditors and the auditors also made presentations to the Audit Committee throughout the year on specific topics of interest, including the Company's: (i) enterprise risk assessment process; (ii) information technology systems and controls; (iii) income tax strategy and risks; (iv) derivatives policy and usage; (v) benefit plan fund management; (vi) 2011 integrated audit plan; (vii) updates on completion of the audit plan; (viii) critical accounting policies; (ix) assessment of the impact of new accounting guidance; (x) compliance with the internal controls required under Section 404 of the Sarbanes-Oxley Act; (xi) balance sheet strategy; (xii) risk management initiatives and controls for various acquisitions and business units; and (xiii) strategy and management of the implementation of new systems.

The auditors provided to the Audit Committee the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed the auditors' independence with management and the auditors. The Audit Committee concluded that the auditors' independence had not been impaired.

Based on: (i) the Audit Committee's discussions with management and the auditors; (ii) the Audit Committee's review of the representations of management; and (iii) the report of the auditors to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

By the members of the
Audit Committee consisting of:

William A. Osborn (Chairman)

Daniel M. Dickinson   *Jesse J. Greene, Jr.*

Audit Fees and Approval Process

Pre-Approval Process

The Audit Committee pre-approves all audit and non-audit services to be performed by the auditors. It has policies and procedures in place designed to ensure that the Company and its subsidiaries comply with the requirements for pre-approval set forth in the Sarbanes-Oxley Act and the SEC rules regarding auditor independence. These policies and procedures provide a mechanism whereby management can request and secure pre-approval of audit and non-audit services in an orderly manner with minimal disruption to normal business operations. The policies and procedures are detailed as to the particular service and do not delegate the Audit Committee's responsibility to management. These policies and procedures address any service provided by the auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annual Pre-Approval Process

Annually, not later than the Audit Committee meeting held in February of each year, management and the auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the auditors perform for the year. The service matrix categorizes the types of services by audit, audit-related, tax and all other services. Approval of a service is merely an authorization that this type of service is permitted by the Audit Committee, subject to pre-approval of specific services. Management and the auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The Audit Committee approves or rejects the pre-approval limits and each of the listed services.

Interim Pre-Approval Process

During the course of the year, the Audit Committee chairman has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the Audit Committee.

Independent Registered Public Accounting Firm Fee Information

Fees for professional services provided by our auditors included the following (in millions):

	2011	2010
Audit Fees[1]	$ 31.6	$ 23.2
Audit-Related Fees[2]	1.6	5.0
Tax Compliance Fees[3]	1.8	2.2
Tax Planning and Consulting Fees[4]	3.9	1.7
All Other Fees[5]	0.9	0.1
TOTAL	$ 39.8	$ 32.2

[1] "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

[2] "Audit-Related Fees" principally includes agreed upon procedures for securitizations, attestation services requested by management, accounting consultations, pre- or post- implementation reviews of processes or systems, financial due diligence and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $1.0 in 2011 and $0.7 in 2010 and are not included in the amounts shown above.

[3] "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

[4] "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

[5] "All Other Fees" principally includes subscriptions to knowledge tools, attendance at training classes/seminars and other advisory services.

Governance Committee

The Governance Committee is comprised of three directors, all of whom meet the independence requirements for nominating committee members as defined in the NYSE listing standards and as determined by the Board in its business judgment. The Governance Committee operates under a written charter adopted by the Board, a copy of which is available on our website at www.caterpillar.com/governance. As part of its mandate, the Governance Committee evaluates and makes recommendations regarding proposed candidates to serve on the Board, including recommending the slate of nominees for election at the Annual Meeting.

Director Resignation Policy

The Board has adopted a director resignation policy, which can be found in the Corporate Governance Guidelines. The policy establishes that any director who receives more "withheld" votes than "for" votes in an uncontested election shall promptly tender his or her resignation. The independent directors of the Board will then evaluate the relevant facts and circumstances and make a decision, within 90 days after the election, on whether to accept the tendered resignation. The Board will promptly publicly disclose its decision and, if applicable, the reasons for rejecting the tendered resignation.

Process for Nominating Directors

The Governance Committee solicits and receives recommendations for potential director candidates from directors, the Chairman and Caterpillar management. The Governance Committee also considers unsolicited inquiries and nominees recommended by stockholders. Recommendations should be sent to the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

When considering a candidate, the Governance Committee believes that certain characteristics are essential. For example, candidates must be individuals of high integrity, honesty and accountability, with a willingness to express independent thought. Candidates must also have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly held company. Particular consideration will be given to candidates with experience as a chief executive officer of successful, capital-intensive businesses with international operations. In addition, candidates must have a demonstrated ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics.

The Governance Committee also believes that certain characteristics are desirable, such as being a team player with a demonstrated willingness to ask tough questions in a constructive manner that adds to the decision-making process of the Board. At the same time, candidates should be independent, with an absence of conflicts of interests. Moreover, candidates should have the ability to devote the time necessary to meet director responsibilities and serve on no more than five public company boards in addition to the Board. Candidates must also have the ability to commit to stock ownership requirements according to the Company's Corporate Governance Guidelines.

Stockholder Nominations and Other Stockholder Business Proposals

In accordance with the Company's Bylaws, stockholders may nominate a director candidate to serve on the Board by providing advance written notice to the Company no later than 90 days in advance of the 2013 annual meeting. If you would like to formally propose any other business at the 2013 annual stockholder meeting, you must provide notice at least 45 days, but not more than 90 days, before the meeting. In each case, your proposal must be delivered in the manner and accompanied by the information required by our Bylaws. You may request a copy of the Company's Bylaws by writing to the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. They are also available on our website at www.caterpillar.com/governance.

If you are seeking to include your proposal in the Company's 2013 proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, your proposal must be received in writing no later than January 2, 2013. Stockholder proposals should be sent to Caterpillar Inc. by mail c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. Additionally, we request that you send a copy to the following facsimile number: 309-494-1467.

Note that Proposal 5 involves amending the advance notice provisions of the Bylaws. If this proposal is approved, the deadlines and processes for submitting proposals will be different than described above. In that case, you should observe the new deadlines and procedures, which are described under Proposal 5. If Proposal 5 is approved, the amended Bylaws will be promptly posted on our website and filed with the SEC.

PART THREE — Proposals to be Voted on at the 2012 Annual Meeting

Company Proposals

PROPOSAL 1 — Election of Directors

The Board has nominated the following individuals to stand for election for a one-year term expiring at the annual meeting of stockholders in 2013. The nominees were evaluated and recommended by the Governance Committee in accordance with the process described on page 15.

Director and Director Candidate Biographies and Qualifications

Directors have been in their current positions for the past five years unless otherwise noted.



DAVID L. CALHOUN, 55, is currently Chief Executive Officer (since May 2010) and Executive Director (since January 2011) of Nielsen Holdings N.V. (marketing and media information) and Chairman of the Executive Board and Chief Executive Officer of The Nielsen Company B.V. Prior to his positions at Nielsen, Mr. Calhoun served as Vice Chairman of General Electric Company and President and Chief Executive Officer of GE Infrastructure. Other current directorships: Medtronic, Inc. and The Boeing Company. Mr. Calhoun has advised Medtronic, Inc. that he will not stand for re-election at its 2012 annual stockholders' meeting. Other directorships within the last five years: none. Mr. Calhoun has been a director since 2011.

The Board believes that Mr. Calhoun provides valuable insight and perspective on general strategic and business matters, stemming from his extensive executive and management experience with Nielsen and GE. Mr. Calhoun also has significant manufacturing and high-technology industry expertise as evidenced by his leadership of GE's aircraft engines and transportation businesses.



DANIEL M. DICKINSON, 50, is currently Managing Partner of HCI Equity Partners (private equity investment). Other current directorships: Progressive Waste Solutions Ltd., Mistras Group, Inc. and HCI Equity Partners. Other directorships within the last five years: none. Mr. Dickinson has been a director of the Company since 2006.

The Board believes that Mr. Dickinson's experience in mergers and acquisitions, private equity business and role as an investment banker provides important insight for the Company's growth strategy. His significant financial expertise and experience, both in the United States and internationally, contributes to the Board's understanding and ability to analyze complex issues. His experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



EUGENE V. FIFE, 71, is currently Managing Principal of Vawter Capital LLC (private investment). Mr. Fife served as the interim CEO and President of Eclipsys Corporation (healthcare information services) from April to November of 2005 and the non-executive Chairman from 2001 until 2010, when Eclipsys merged with Allscripts Healthcare Solutions, Inc. Mr. Fife was formerly a partner of Goldman Sachs & Co., retiring in 1995. Other current directorships: Allscripts Healthcare Solutions, Inc. Other directorships within the last five years: Eclipsys Corporation. Mr. Fife has been a director of the Company since 2002.

The Board believes that Mr. Fife's investment banking experience bolsters the expertise of the Board and adds important insights for the Company's growth strategy. His financial expertise and experience are important considerations for the Board. Additionally, his experiences as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JUAN GALLARDO, 64, is currently Chairman and was formerly CEO of Grupo Embotelladoras Unidas S.A.B. de C.V. (beverages and bottling). Other current directorships: Lafarge SA. Other directorships within the last five years: Grupo Mexico, S.A. de C.V. Mr. Gallardo has been a director of the Company since 1998.

The Board believes that Mr. Gallardo's international business experience, particularly in Latin America and South America, are important for the Company's growth strategy. His extensive background in trade-related issues also contributes to the Board's expertise. In addition, his experience as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



DAVID R. GOODE, 71, was formerly Chairman, President and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). Other current directorships: Delta Air Lines, Inc. and Texas Instruments Incorporated. Other directorships within the last five years: none. Mr. Goode has been a director of the Company since 1993.

The Board believes that Mr. Goode's experience in the transportation and railroad industry provides valuable expertise to the Board. His extensive experience in a capital-intensive industry enables him to make important contributions to the Company's growth strategy. In addition, his experience as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JESSE J. GREENE, JR., 67, was formerly Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation (computer and office equipment). Other current directorships: none. Other directorships within the last five years: none. Mr. Greene has been a director of the Company since 2011.

The Board believes that Mr. Greene's financial and information technology experience is valuable to the Board. His experience as a chief financial risk officer and executive of a large, publicly-traded multinational corporation enables him to provide meaningful input and guidance to the Board and the Company.



JON M. HUNTSMAN, JR., 51, former United States Ambassador to China (2009-2011) and former governor of Utah (2005-2009). Other current directorships: Ford Motor Company and Huntsman Corporation. Other directorships within the last five years: none. Mr. Huntsman became a director of the Company in April 2012.

The Board believes that Mr. Huntsman's extensive global knowledge and experience — particularly in Asia with trade and other policy issues — and operational experience gained as governor of Utah enables him to provide meaningful input and guidance to the Board and the Company.

Mr. Huntsman was brought to the attention of the Governance Committee by Mr. Oberhelman following a reference from an unrelated third party.



PETER A. MAGOWAN, 70, was formerly President and Managing General Partner (1993-2008) of the San Francisco Giants (major league baseball team) and Chairman (1980-1998) and Chief Executive Officer (1980-1993) of Safeway Inc. (food retailer). Other current directorships: none. Other directorships within the last five years: DaimlerChrysler AG. Mr. Magowan has been a director of the Company since 1993.

The Board believes that Mr. Magowan's business experience as a long-term chief executive officer of Safeway Inc., a large, publicly-traded multinational corporation, is particularly valuable to the Board. His experience in owning and managing a professional baseball organization also provides a diverse viewpoint on business matters. In addition, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



DENNIS A. MUILENBURG, 48, has been Executive Vice President of The Boeing Company (aerospace/defense products and services) and President and Chief Executive Officer of Boeing Defense, Space & Security since September 2009. Prior to his current position, Mr. Muilenburg was President of Boeing Global Services & Support (2008-2009), Vice President and General Manager of the Boeing Combat Systems division (2006-2008) and Vice President and Program Manager for Boeing Future Combat Systems (2003-2006). Other current directorships: none. Other directorships within the last five years: none. Mr. Muilenburg has been a director since 2011.

The Board believes that Mr. Muilenburg provides valuable insight to the Board on strategic and business matters, stemming from his experience with large-scale product development programs and his world-wide supply chain and manufacturing expertise.



DOUGLAS R. OBERHELMAN, 59, is currently Chairman and Chief Executive Officer of Caterpillar Inc. Prior to his current position, Mr. Oberhelman served as Vice Chairman and Chief Executive Officer-Elect and as a Group President of Caterpillar Inc. Other current directorships: Eli Lilly and Company. Other directorships within the last five years: Ameren Corporation. Mr. Oberhelman has been a director of the Company since 2010.

The Board believes that Mr. Oberhelman's extensive experience and knowledge of the Company, gained during over 35 years of service in a wide range of Caterpillar leadership positions, enables him to provide meaningful input and guidance to the Board and the Company.



WILLIAM A. OSBORN, 64, was formerly Chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). Other current directorships: Abbott Laboratories and General Dynamics Corporation. Other directorships within the last five years: Nicor Inc., Tribune Company and Northern Trust Corporation. Mr. Osborn has been a director of the Company since 2000.

The Board believes that Mr. Osborn's financial expertise and experience is valuable to the Board. His experience as a chairman and chief executive officer of a large, publicly-traded multinational corporation is particularly important to the Board. In addition, his experience as a director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board and the Company.



CHARLES D. POWELL, 70, is currently Chairman of Capital Generation Partners (asset and investment management), LVMH Services Limited (luxury goods) and Magna Holdings (real estate investment). Prior to his current positions, Lord Powell was Chairman of Sagitta Asset Management Limited (asset management). Other current directorships: LVMH Moët-Hennessy Louis Vuitton and Textron Inc. Other directorships within the last five years: none. Lord Powell has been a director of the Company since 2001.

The Board believes that Lord Powell's substantial knowledge of international affairs and business expertise are important to the Board. His trade, public and governmental affairs and international experience is also valued by the Board. In addition, his role as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



EDWARD B. RUST, JR., 61, is currently Chairman, CEO and President of State Farm Mutual Automobile Insurance Company (insurance). He is also President and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates as well as Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust. Other current directorships: Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. Other directorships within the last five years: none. Mr. Rust has been a director of the Company since 2003.

The Board believes that Mr. Rust's financial and business experience is valuable to the Board. His role as a chief executive officer of a major national corporation and experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company. In addition, his extensive involvement in education improvement compliments the Company's culture of social responsibility.



SUSAN C. SCHWAB, 57, is currently a Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP. Prior to her current positions, Ambassador Schwab held various positions including United States Trade Representative (member of the President's cabinet) and Deputy United States Trade Representative. Other current directorships: FedEx Corporation and The Boeing Company. Other directorships within the last five years: none. Ambassador Schwab has been a director of the Company since 2009.

The Board believes that Ambassador Schwab brings extensive knowledge, insight and experience on international trade issues to the Board. Her experience in education and her previous role as the U.S. Trade Representative provide important insights for the Company's global business model and long-standing support of open trade. In addition, her experience as a director of large, publicly-traded multinational corporations enables her to provide meaningful input and guidance to the Board and the Company.



JOSHUA I. SMITH, 71, is currently Chairman and Managing Partner of the Coaching Group, LLC (management consulting). Other current directorships: Comprehensive Care Corporation, FedEx Corporation and The Allstate Corporation. Other directorships within the last five years: CardioComm Solutions Inc. Mr. Smith has been a director of the Company since 1993.

The Board believes that Mr. Smith's experience in management consulting and business leadership provides important guidance to the Board. His experience as the Chairman of the U.S. Commission on Minority Business Development, Maryland Small Business Development Finance Authority and as a member of the board of directors of the U.S. Chamber of Commerce provides valued insights on diversity issues. In addition, his experience as the founder and chief executive officer of his own business and role as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



MILES D. WHITE, 57, is currently Chairman and Chief Executive Officer of Abbott Laboratories (pharmaceutical and medical products). Other current directorships: McDonald's Corporation. Other directorships within the last five years: Motorola, Inc. and Tribune Company. Mr. White has been a director of the Company since 2011.

The Board believes that Mr. White's experience as the chief executive officer of a large, complex multinational company provides important insight to the Board. His skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance matters. In addition to his role as an executive officer, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES PRESENTED IN PROPOSAL 1.

PROPOSAL 2 — Ratification of our Independent Registered Public Accounting Firm

The Board seeks an indication from stockholders of their approval or disapproval of the Audit Committee's appointment of PricewaterhouseCoopers as auditors for 2012.

PricewaterhouseCoopers has been our auditors since 1925. For additional information regarding the Company's relationship with PricewaterhouseCoopers, please refer to the "Audit Committee Report" on page 12 and the "Audit Fees and Approval Process" disclosure on page 13.

If the appointment of PricewaterhouseCoopers as auditors for 2012 is not approved by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment for the year 2012 will stand, unless the Audit Committee finds other good reason for making a change.

Representatives of PricewaterhouseCoopers will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the meeting.

YOUR BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND A VOTE "FOR" PROPOSAL 2.

PROPOSAL 3 — Advisory Vote on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) required us to hold the following votes at our 2011 annual stockholders' meeting: (i) stockholder vote to approve, on an advisory non-binding basis, the compensation of our named executive officers as disclosed in the 2011 proxy statement in accordance with SEC rules (Say on Pay Vote), and (ii) an advisory vote on the frequency of the Say on Pay Vote in the future (Frequency Vote). In light of the vote of Company stockholders at our 2011 annual stockholders' meeting with respect to the Frequency Vote, we determined to include the Say on Pay Vote in our proxy materials for each annual meeting of stockholders until the next Frequency Vote, which will occur no later than our 2017 annual meeting of stockholders.

Caterpillar has a "pay-for-performance" and "pay-at-risk" philosophy that forms the foundation of the Compensation Committee's decisions regarding compensation of Caterpillar's named executive officers. This approach, which has been used consistently over the years, has resulted in Caterpillar's ability to attract and retain the executive talent necessary to guide the Company during a period of tremendous growth and transformation. Please refer to "Executive Compensation — Compensation Discussion and Analysis" for an overview of the compensation of Caterpillar's named executive officers.

Accordingly, we are asking for stockholder approval of the following resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2012 Annual Meeting of Stockholders is hereby APPROVED."

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

This vote is advisory and therefore not binding on Caterpillar, the Compensation Committee or the Board. The Board and the Compensation Committee value the opinions of Company stockholders and to the extent there is any significant vote against the named executive officer compensation, we will consider those stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 3.

PROPOSAL 4 — Amend Restated Certificate of Incorporation and Bylaws to Provide Stockholders the Right to Call Special Meetings

We are seeking the approval of our stockholders to amend our Restated Certificate of Incorporation and Bylaws to enable stockholders owning, individually or in the aggregate, shares representing at least 25 percent of the voting power of the Company to require the Corporate Secretary to call a special meeting of stockholders. Currently, stockholders do not have the right to call special stockholder meetings. If approved, this proposal would become effective upon the filing of the Restated Certificate of Incorporation containing the proposed amendments with the Secretary of State of Delaware, which the Company intends to do promptly after the required stockholder approval is obtained.

Proposals to allow stockholders holding less than 25 percent of the Company's stock in the aggregate to call special meetings have not passed at prior meetings of Caterpillar stockholders. However, the Board believes a 25 percent aggregate ownership threshold for stockholders to request a special meeting achieves an appropriate balance between enhancing stockholder rights and protecting against the risk that a small minority of stockholders will pursue special interests that are not in the best interests of our stockholders as a whole. Organizing and preparing for a special meeting involves significant commitment of management time and focus, and imposes substantial legal, administrative and distribution costs. Accordingly, we believe that a special meeting should only be held to cover special or extraordinary events when fiduciary, strategic, significant transactional or similar considerations dictate that the matter be addressed expeditiously, rather than waiting until the next annual meeting. We will continue to maintain our existing governance mechanisms that afford management and the Board the ability to respond to proposals and concerns of all stockholders, regardless of the level of share ownership.

Stockholders submitting a special meeting request would be required to provide information similar to the information currently required for stockholders to bring business or a nominee for director before an annual meeting. The Bylaws would also describe how a stockholder may revoke a request. In addition, the Bylaws would specify when a special meeting requested by stockholders will not be held, including if: (1) the request to call a special meeting relates to an item of business that is not a proper subject for stockholder action under applicable law; and (2) an identical or substantially similar item will be submitted for stockholder approval at any stockholder meeting to be held within 90 days after the Corporate Secretary receives a special meeting request.

The proposed amendments to the Restated Certificate of Incorporation and Bylaws to allow stockholders to call special meetings are set forth on Appendix A.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 4.

PROPOSAL 5 — Amend Bylaw Advance Notice Provisions

Our Board of Directors believes it is important that any stockholder who desires to propose a candidate for election to the Board or other stockholder business

- receive clearly articulated and reasonable timelines and instructions to accomplish this; and
- fully disclose their interest in Caterpillar and the matter being proposed.

Although our Bylaws and the federal securities laws are intended to provide such notice and require such disclosure, the Bylaw notice provisions do not fully account for the latest accepted practices, advances in electronic communications and relatively new forms of derivative investment instruments. For this reason, we are proposing the Bylaw advance notice provisions be updated. A summary of the proposed amendments is set forth below:

Item	Current Bylaw Provisions	Proposed Revision
SEC Rule 14a-8 proposals (i.e. those intended to be included in the Company's proxy statement as permitted by SEC rules)	No provision	Clarifies that shareholder proposals submitted for inclusion in the Company's proxy statement will follow the timeline set forth in the SEC rules and not the bylaws
Timing of submission of annual meeting stockholder proposals — other than SEC Rule 14a-8 proposals or nomination of directors	45–90 days before the meeting; if less than 60 days notice of the annual meeting is given, then not later than 15 days from the meeting notice	60-120 days before the anniversary date of the prior year meeting; if the annual meeting date varies by more than 30 days from the prior year meeting date, then not later than 15 days following public announcement of the meeting date, but not earlier than 120 days in advance of the meeting
Timing of submission of annual meeting stockholder proposals to elect directors	90 days before the meeting	60-120 days before the anniversary date of the prior year meeting; if the annual meeting date varies by more than 30 days from the prior year meeting date, then not later than 15 days following public announcement of the meeting date, but not earlier than 120 days in advance of the meeting
Timing of submission of special meeting stockholder proposal to elect directors	Not later than 10 days from the meeting notice	Not later than 10 days following public announcement of the meeting date
Disclosure of Beneficial Ownership	No requirement to disclose	The disclosure requirements applicable to proponents that are record holders also apply to the beneficial holders
Stockholder agreements	No requirement to disclose	A proponent must disclose agreements with others concerning the subject matter of their proposal
Derivative positions	No requirement to disclose	A proponent must disclose if they have entered into agreements that create or vary their voting or economic interest in Caterpillar stock

The text of the proposed amendments to the Bylaws advance notice provisions are set forth on Appendix B.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 5.

Stockholder Proposals

PROPOSAL 6 — Report on Political Contributions and Expenses

Pursuant to Rule 14a-8(I)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Resolved, that the shareholders of the Caterpillar Inc. ("the Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

    b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Supporting Statement of Proponent

As long-term shareholders of Caterpillar, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Caterpillar has contributed at least $2,114,285 in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Caterpillar Response to PROPOSAL 6 — Report on Political Contributions and Expenses

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

Caterpillar is committed to complying with laws and regulations governing federal and state political contributions and adhering to the highest standards of ethics and transparency in engaging in any political activities.

We currently disclose on our website www.caterpillar.com/contributions the Company's policies and procedures for political contributions and expenditures, including the authorization process and an itemized report of political expenditures made by Caterpillar as well as The Caterpillar Political Action Committee, a voluntary non-partisan, employee-sponsored political action committee. The Company intends to update these itemized political expenditures reports on an annual basis.

Like most of its competitors, Caterpillar does not publish amounts contributed to trade associations or otherwise mandate disclosure of funds spent for non-political purposes that are later used by third parties to support political activity. In many cases we support organizations for reasons having little or nothing to do with their political advocacy — it would be misleading to suggest that their political activity was deliberately funded or otherwise directed or influenced in any way by Caterpillar. Additionally, mandatory disclosures with respect to the trade associations could reveal to our competitors (most of whom do not make these disclosures themselves) sensitive aspects of our corporate strategy.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 6.

PROPOSAL 7 — Director Election Majority Vote Standard

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Resolved: That the shareholders of Caterpillar Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement of Proponent

In order to provide shareholders a meaningful role in director elections, Caterpillar's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

An increasing number of companies, including 3M Company, The Boeing Company, Deere & Co., General Dynamics Corp., and Honeywell International Inc., have adopted a majority vote standard for director elections. Additionally, these companies have adopted director resignation policies to address post-election issues related to the status of director nominees who fail to win election. Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director.

We urge shareholders to vote **FOR** this proposal.

Caterpillar Response to PROPOSAL 7 — Director Election Majority Vote Standard

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

The Company received a similar proposal for the past several years and each year the proposal received less than a majority of the votes cast by stockholders. In light of these results and for the reasons provided below, the Board believes that the Company's current method of electing directors is not only preferred by our stockholders, but continues to be in the best long-term interests of the Company and its stockholders.

Company stockholders currently elect their directors by plurality voting; however, the Board has adopted a director resignation policy, which provides that any director nominee who receives a greater number of "withheld" votes than votes "for" is required to tender his or her resignation to the Governance Committee. The Governance Committee will consider the resignation and recommend to the Board whether or not to accept the resignation. The independent directors will then make a decision regarding the resignation and publicly disclose their decision. The Board believes that this policy promotes a good balance between providing stockholders a meaningful and significant role in the process of electing directors and allowing the Board flexibility to exercise its independent judgment on a case-by-case basis.

Moreover, the proponent's characterization of plurality voting, particularly the statement that a director may be elected by a single vote even if a substantial majority of the votes cast are "withheld," is improbable — especially in light of the Company's past voting results. The Company's stockholders have an excellent history of electing strong and independent directors by plurality voting. During the past ten years, the average affirmative vote for directors has been greater than 95 percent of the shares voted through the plurality voting process.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 7.

PROPOSAL 8 — Review of Global Corporate Standards

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights."(www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2012.

Supporting Statement of Proponent

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights — civil, political, social, environmental, cultural and economic — based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of the above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.

Caterpillar Response to PROPOSAL 8 — Review of Global Corporate Standards

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

Our Worldwide Code of Conduct (Code of Conduct) defines what we stand for and believe in, documenting the uncompromisingly high ethical standards our Company has upheld since its founding in 1925.

Our Code of Conduct, first published in 1974 and most recently updated in 2010, is readily available on the Company's website at www.caterpillar.com/code and, as illustrated in the following excerpts, already embodies many of the principles contained in the proponents' proposal.

We Treat People Fairly and Prohibit Discrimination

- We build and maintain a productive, motivated work force by treating all employees fairly and equitably. We respect and recognize the contributions of employees as well as other stakeholders.

- We will select and place employees on the basis of their qualifications for the work to be performed, considering accommodations as appropriate and needed — without regard to their race, religion, national origin, color, gender identity, sexual orientation, age, and/or physical or mental disability.

- We support and obey laws that prohibit discrimination everywhere we do business.

We Treat Others with Respect and Do Not Tolerate Intimidation or Harassment

- Caterpillar insists on a work environment free of intimidation and harassment.

We Select, Place and Evaluate Employees Based on their Qualifications and Performance

- Caterpillar selects, places, evaluates and rewards employees based on their personal qualifications and skills for the job, demonstrated performance and the contributions they make to Caterpillar.

We Foster an Inclusive Environment

- We understand and accept the uniqueness of individuals, and are non-judgmental regarding differences. We value the diversity of unique talents, skills, abilities, and experiences that enable Caterpillar people to achieve superior business and personal results.

We Conduct Business Worldwide With Consistent Global Standards

- As a global company, we understand that there are many differing economic and political philosophies and forms of government throughout the world. We acknowledge the wide diversity that exists among the social customs and cultural traditions in the countries in which we operate. We respect such differences, and to the extent that we can do so in keeping with the principles of our Code of Conduct, we will maintain the flexibility to adapt our business practices to them.

We Protect the Health and Safety of Others and Ourselves

- As a company, we strive to contribute toward a global environment in which all people can work safely and live healthy, productive lives, now and in the future. We actively promote the health and safety of everyone on our property with policies and practical programs that help individuals safeguard themselves and their co-workers.

We Support Environmental Responsibility Through Sustainable Development

- We strive to create stockholder value by providing customers with solutions that improve the sustainability of their operations. We leverage technology and innovation to increase our efficiency and productivity while reducing environmental impact. We develop new business opportunities that help our customers, dealers, distributors and suppliers do the same. Our products and services will meet or exceed applicable regulations and standards wherever they are initially sold. We lead industry and community initiatives that share our commitment to making sustainable progress possible.

We Refuse to Make Improper Payments

- In dealing with public officials, other corporations and private citizens, we firmly adhere to ethical business practices. We will not seek to influence others, either directly or indirectly, by paying bribes or kickbacks, or by any other measure that is unethical or that will tarnish our reputation for honesty and integrity. Even the appearance of such conduct must be avoided.

Living By the Code

- While we conduct our business within the framework of applicable laws and regulations, for us, mere compliance with the law is not enough. We strive for more than that. Through our Code of Conduct, we envision a work environment all can take pride in, a company others respect and admire, and a world made better by our actions.

We View Our Suppliers As Our Business Allies

- We look for suppliers and business allies who demonstrate strong values and ethical principles and who support our commitment to quality. We avoid those who violate the law or fail to comply with the sound business practices we embrace.

We Build Outstanding Relationships with Our Dealers and Distribution Channel Members

- Our dealers and distributors serve as a critical link between our company and our customers worldwide. We value their positive contributions to our reputation and their deep commitment to the customers and communities they serve.

At Caterpillar, we are dedicated to promoting a healthy, productive and rewarding work environment for our employees worldwide.

Our Code of Conduct reflects our dedication to these issues. Your Board believes that the Code of Conduct effectively articulates our long-standing support for, and continued commitment to, human rights and does not believe that implementation of this proposal is necessary or desirable as the concerns raised by the proponent are already being addressed in a meaningful way. As these issues are already provided for in our Code of Conduct, the Board further believes that this proposal would add unnecessary cost to the Company and divert management's attention from the current processes in place to address these issues.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 8.

PROPOSAL 9 — Stockholder Action by Written Consent

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Supporting Statement of Proponent

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. It would be best to adopt this proposal in the least wordy manner possible.

This written consent proposal is particularly important because our company spent extra money to tilt the vote against the 2011 proposal to enable shareholders to call a special meeting. In spite of management's extra money, we still gave 49%-support to the special meeting proposal.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in executive pay — $51 million for our ex-CEO James Owens.

David Goode (related to the Delta Air Lines bankruptcy) was still on our Executive Pay Committee. And Susan Schwab (related to the Calpine Corporation bankruptcy) was still one-third of our Public Policy Committee.

David Calhoun received our highest negative votes — a walloping 24%. Mr. Calhoun was a CEO at one company and a director at 4 companies — overextension concern. Four of our directors had 13 to 18 years long-tenure — independence concern. Directors with 18-years tenure made up 67% of our executive pay committee.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent — Yes on 9.

Caterpillar Response to PROPOSAL 9 — Stockholder Action by Written Consent

Statement in Opposition to Proposal

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

The Board believes that all stockholders should have the opportunity to deliberate and vote on pending stockholder actions, and that therefore stockholders should generally act only in the context of an annual or special meeting. To that end, the Company has sponsored a proposal to be voted on at this meeting that would allow holders in the aggregate of 25 percent or more of Caterpillar's shares to call a special stockholder meeting. The Board believes this action will enhance our stockholders' right to bring important matters before all stockholders for consideration, while providing the Board with an adequate opportunity to examine any proposed action and provide a carefully considered recommendation to our stockholders. This approach also helps ensure that the Company governs its affairs in the most efficient and cost-effective manner consistent with legal, regulatory and internal requirements. In addition, the Company has afforded stockholders numerous ways to contact members of the Board and share thoughts, opinions and concerns about the Company.

The Board believes, however, that action by written consent can be used to circumvent the important deliberative process of a stockholder meeting. Written consent rights as proposed could deprive many stockholders of the opportunity to deliberate in an open and transparent manner, or even receive accurate and complete information on important pending actions. In addition, permitting stockholder action by written consent can create substantial confusion and disruption for stockholders, as multiple stockholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 9.

PART FOUR — Other Important Information

Persons Owning More than Five Percent of Caterpillar Common Stock

The following table lists those persons or groups (based on a review of Schedules 13G filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of December 31, 2011.

Persons Owning More than Five Percent of Caterpillar Common Stock

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of Class
	Sole	Shared	Sole	Shared		
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	34,053,703	0	34,053,703	0	34,053,703	5.27
State Street Corporation and various direct and indirect subsidiaries[1] State Street Financial Center One Lincoln Street Boston, MA 02111	0	29,762,341	0	73,206,210	73,206,210	11.30

[1] State Street Bank and Trust Company serves as investment manager for certain Caterpillar defined benefit plans (7,052,263 shares) and defined contribution plans (36,391,606 shares).

Security Ownership of Certain Beneficial Owners and Management

Security ownership of management, the Board of Directors and Nominees to the Board of Directors is included in the following table.

Caterpillar Common Stock Owned by Executive Officers and Directors
(as of March 1, 2012)

Name	Common Stock[1]	Shares Underlying Stock Options/SARs[2]	Right to Acquire within 60 Days[3]
David L. Calhoun	1,200	—	—
Daniel M. Dickinson	6,436	5,833	—
Eugene V. Fife	27,331	24,000	—
Juan Gallardo	230,874	44,833	—
David R. Goode	73,327	28,833	—
Jesse J. Greene, Jr.	7,960	—	—
Jon M. Huntsman, Jr.	—	—	—
Richard P. Lavin	80,323	206,874	341,603
Stuart L. Levenick	138,137	474,880	349,619
Peter A. Magowan	307,574	28,833	—
Dennis A. Muilenburg	—	—	—
Douglas R. Oberhelman	121,068	813,368	681,364
William A. Osborn	39,974	20,833	—
Charles D. Powell	15,723	44,833	—
Edward J. Rapp	43,589	351,942	214,768
Edward B. Rust, Jr.	23,519	20,833	—
Susan C. Schwab	6,812	0	—
Joshua I. Smith	13,737	26,833	—
Gerard R. Vittecoq	118,282	571,810	352,766
Miles D. White	1,980	0	—
Steven H. Wunning	75,405	460,988	352,179
All directors and executive officers as a group[4]	1,384,452	3,435,153	2,488,611

[1] Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

[2] Shares subject to stock options or SARs exercisable within 60 days.

[3] SARs or RSUs that individual has the right to acquire within 60 days if such individual elected to retire pursuant to long-service separation.

[4] This group includes directors, named executive officers and two additional executive officers subject to Section 16 filing requirements (group). Amount includes 298,645 shares for which voting and investment power is shared. No individual within the group beneficially owns more than one percent of our stock. The group beneficially owns 1.15 percent of the Company's outstanding common stock. None of the shares held by the group has been pledged.

Compensation

Compensation Discussion and Analysis (CD&A)

Executive Summary

Business Performance

Caterpillar Performance — 2010 vs. 2011



**Sales & Revenues
(in billions)**

$60.1

$42.6

2010 2011



**Profit after tax
(in millions)**

$4,928

$2,700

2010 2011



**Profit per share
(in dollars)**

$7.40

$4.15

2010 2011

As illustrated above, our Sales and Revenues in 2011 were a record $60.138 billion, an increase of 41 percent from $42.588 billion in 2010. Caterpillar was able to achieve this increased growth while controlling costs, which contributed to our profit of $4.928 billion, an increase of 83 percent from $2.700 billion in 2010. This resulted in a profit per share (PPS) of $7.40 in 2011, which was up 78 percent from $4.15 in 2010.

Compensation Philosophy and Objectives

The objective of the Company's executive compensation program is to attract, retain and motivate talented executive officers who will improve the Company's performance and provide strategic leadership. Additionally, the Compensation Committee of the Board of Directors (the Compensation Committee or Committee) designs compensation programs to align the actions of our Named Executive Officers (NEOs) with the long-term interests of our stockholders based on two fundamental concepts: **Pay for Performance** and **Pay at Risk**. As illustrated below, over 84 percent of our 2011 NEO compensation was variable or "at risk" and tied to Caterpillar's performance:

2011 Total Compensation Mix


CEO:
10%
23%
12%
56%
Group President/CFO:
16%
27%
17%
40%
Base Salary
ESTIP
LTCPP
Equity

The Company's executive compensation design includes four principles that drive our **Pay for Performance** and **Pay at Risk** philosophy:

1. **Base salary is the lowest percentage of total direct compensation.** Our NEOs have responsibility for overall Company performance so a significant amount of their compensation should be contingent on performance. To achieve this objective, base salary represents the lowest percentage of their compensation.

2. **Short-term incentive compensation is based on performance.** Short-term incentive compensation awarded under our Executive Short-Term Incentive Plan (ESTIP) is based on the achievement of annual performance goals at the corporate and business unit levels. This drives accountability and rewards exceptional results. Payouts are subject to a threshold performance "trigger" and are not guaranteed.

3. **Long-term incentive compensation is based on Company performance.** We expect our executives to focus on the Company's continued success. Under our Long-Term Cash Performance Plan (LTCPP) awards are tied to the Company's performance over a period of time. Executives have a higher ratio of long-term to short-term incentive compensation. Payouts are subject to a threshold performance "trigger" and are not guaranteed.

4. **Equity should be a significant percentage of compensation.** Profitable growth is an important priority for the Company and our stockholders. To align the actions of our executives with the expectations of our stockholders, equity represents a significant percentage of their compensation.

Compensation Practices and Policies

The Committee engages in an ongoing review of the Company's executive compensation programs to ensure they support the compensation philosophy and objectives. In connection with this ongoing review, the Committee continues to implement and maintain best practices for executive compensation. These best practices include the following, each of which reinforces our compensation philosophy:

- **Stock ownership requirements** — Compared to Caterpillar's peer group, Caterpillar stock ownership requirements for NEOs, (a minimum of 50 percent of the average number of shares or units granted to the NEO during the last five years which currently equates to over three times base salary), discussed on page 33, are in the upper quartile. Each of our NEOs has exceeded these requirements.

- **Benchmark process** — The Committee reviews the external marketplace in order to set market-based pay levels and consider best practices when making compensation decisions.

- **Independent compensation consultation** — The Committee retains and consults an independent compensation consultant.

- **No pre-existing change in control severance benefits** — The Company does not have any pre-existing change in control severance arrangements with its NEOs. Under the Company's short-term and long-term incentive plans, a termination of employment in addition to a change in control is required to trigger benefits.

- **Compensation recoupment policy** — The Company may seek the reimbursement of bonus and incentive compensation or cancel unvested or deferred awards based on the misconduct of an executive officer that causes the Company to restate all or a portion of its financial statements.

- **Prohibition on hedging and related transactions** — The Company prohibits NEOs, directors and employees from engaging in transactions involving Company securities that hedge or offset any decreases in the market value of such securities, including put or call options, pledges, any other form of hedging transactions, margin purchases of Company stock or short sales.

- **No tax gross-ups** — The Company does not pay tax gross-ups for payments relating to a change in control or with respect to perquisites.

- **Equity grant policies** — The Company does not backdate, re-price or grant equity awards retroactively. The grant date for annual equity awards is fixed on the first Monday in March and the first business day in May for the Chairman's Award.

Say-on-Pay Consideration

In June 2011, the Company held a stockholder advisory vote on the compensation of our NEOs (Say-on-Pay). Our stockholders overwhelmingly approved the compensation of our NEOs, with almost 90 percent of stockholder votes cast in favor of our Say-on-Pay resolution. Based on the strong stockholder support expressed for our NEO compensation program, the Committee applied the same effective principles and **Pay for Performance** and **Pay at Risk** philosophy in structuring executive compensation for 2012.

Overview of Compensation Practices

The Compensation Committee

The Compensation Committee is responsible for the executive compensation program design and decision-making process for NEO compensation. The Committee regularly reviews executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. The Committee also considers the recommendations and market data provided by its independent compensation consultant and makes decisions, as it deems appropriate, on executive compensation based on its assessment of performance and achievement of Company, business unit and individual goals, as well as its judgment as to what is in the best interest of Caterpillar and its stockholders. The responsibilities of the Compensation Committee are described more fully in its charter, which is available at www.caterpillar.com/governance.

Named Executive Officers

The Company's NEOs for 2011 were Douglas R. Oberhelman, Chairman and Chief Executive Officer (CEO); Richard P. Lavin, Group President, Construction Industries and Growth Markets; Stuart L. Levenick, Group President, Customer and Dealer Support; Edward J. Rapp, Group President, Corporate Services and Chief Financial Officer (CFO); Gerard R. Vittecoq, Group President, Energy and Power Systems; and Steven H. Wunning, Group President, Resource Industries.

Independent Compensation Consultant

The Compensation Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent compensation consultant. Meridian provides executive and director compensation consulting services to the Committee, including advice regarding the design and implementation of such compensation programs, market information, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites. Interactions between Meridian and management are generally limited to discussions on behalf of the Committee or as required to compile information at the Committee's direction. Meridian does not provide any other services to the Company.

Benchmarking

The Committee uses a peer group of 28 large public companies to provide a reasonable comparison basis for, and to benchmark the components of, the Company's executive compensation. The Committee targets the size-adjusted median level of the peer group for the executive total cash compensation package and long-term incentive compensation components. Our peer group companies represent a cross section of industries, not just heavy manufacturing, because we compete for executive talent from a variety of industries. To account for differences in the size of our peer group companies, market data provided by the independent compensation consultant is statistically adjusted (regressed) allowing for a comparison of our compensation levels to similarly sized companies. Our 2011 peer group was unchanged from our 2010 peer group.

2011 Peer Group		
• 3M Company	• FedEx Corporation	• PACCAR Inc
• Alcoa Inc.	• Ford Motor Company	• PepsiCo, Inc.
• Altria Group, Inc.	• General Dynamics Corporation	• Pfizer Inc.
• American Express Company	• General Electric Company	• The Procter & Gamble Company
• Archer-Daniels-Midland Company	• Honeywell International Inc.	• Siemens Aktiengesellschaft
• The Boeing Company	• International Business Machines Corporation	• United Parcel Service, Inc.
• Cummins Inc.	• Johnson & Johnson	• United Technologies Corporation
• Deere & Company	• Johnson Controls, Inc.	• Valero Energy Corporation
• Dell Inc.	• Lockheed Martin Corporation	• Weyerhaeuser Company
• The Dow Chemical Company		

Components of Caterpillar's Compensation Program

	Component	Description	Pay for Performance/Pay at Risk
Annual Cash Compensation	**Base Salary**	Competitive pay to attract and retain talented executives.	Base salary represents the smallest percentage of NEO compensation which reinforces our Pay at Risk philosophy. Increases are generally market and performance-driven.
	ESTIP	Annual incentive plan that delivers a targeted percentage of base salary based on performance against predetermined corporate and business unit goals.	Variable component of pay intended to motivate and reward achievement of annual objectives. Goals are focused on shorter-term critical issues that are indicative of improved year-over-year performance. Payouts are not guaranteed, and no payouts are made if performance thresholds are not achieved.
Long-Term Incentive Compensation	**Equity Awards**	For 2011, most NEO equity awards were in the form of Stock Appreciation Rights (SARs), while a small percentage of NEO equity awards were in the form of time-vested Restricted Stock Units (RSUs).	Time-vested RSUs reward strong, sustained underlying stock value, while SARs reward increasing stockholder value (share appreciation). Equity awards align the interests of our NEOs with those of our stockholders.
	LTCPP	Three-year performance program with cash payouts based on achieving corporate-level objectives. Payout amounts are targeted as a percentage of base salary, with a threshold, target and maximum level payout based on performance.	LTCPP is tied to longer-term company performance and aligns executive actions with stockholder expectations. Payouts can vary greatly from one year to the next.
Other Benefits	**Health and Welfare Benefit Plans, Perquisites**	Executives are eligible to participate in health and welfare benefit plans generally available to other employees in the countries in which they are located and receive a limited number of perquisites commonly provided in the marketplace.	These programs provide competitive benefits that help attract and retain executive talent.

Annual Cash Compensation

Base Salary

Base salary is the only fixed component of our executive officers' total cash compensation. The Committee targets the base salary midpoint at the size-adjusted median level of the peer group, with the minimum base salary at 80 percent of the midpoint and the maximum at 120 percent of the midpoint. An executive officer's base salary within that range is related to the individual's level of responsibility and experience. Merit increases are also possible based on performance, including achievement of individual and Company objectives, contribution to Caterpillar's performance and leadership accomplishments.

Following a review of compensation data with respect to the 2011 peer group, the Committee approved a change to the Group President base salary ranges from the levels established for 2010, effective April 1, 2011. The minimum base salary increased from $584,000 to $616,000, the mid-point increased from $730,000 to $770,000 and the maximum increased from $876,000 to $924,000. There were no changes to the CEO base salary range in 2011.

2011 Salary Adjustments

For all but the CEO, the 2011 salary adjustments were the first increases for the past three years due to salary freezes during a period of economic and business uncertainty. The Committee approved the following salary changes as described below:

Executive	2010 Salary (Actual)	2011 Salary (Actual)	Description
Douglas R. Oberhelman	$1,084,448	$1,429,506	On November 1, 2010, Mr. Oberhelman's annual base salary was increased to $1,368,000, representing the minimum salary level in the CEO base salary range. Increase in 2011 reflects additional level of experience.
Richard P. Lavin	$ 584,004	$ 723,504	Mr. Lavin's 2011 base salary reflects market based midpoint for Group Presidents, additional responsibilities and level of experience — change reflects no increase in salary over prior three years due to austerity measures.
Stuart L. Levenick	$ 729,996	$ 794,652	Mr. Levenick's 2011 base salary increase reflects additional responsibilities and level of experience — change reflects no increase in salary over prior three years due to austerity measures.
Edward J. Rapp	$ 584,004	$ 723,504	Mr. Rapp's 2011 base salary reflects market based midpoint for Group Presidents, additional responsibilities and level of experience — change reflects no increase in salary over prior three years due to austerity measures.
Gerard R. Vittecoq*	$ 988,777	$1,035,476	Mr. Vittecoq's 2011 base salary increase reflects additional responsibilities and level of experience — change reflects no increase in salary over prior three years due to austerity measures.
Steven H. Wunning	$ 729,996	$ 806,199	Mr. Wunning's 2011 base salary increase reflects additional responsibilities and level of experience — change reflects no increase in salary over prior three years due to austerity measures.

*Mr. Vittecoq's salary is paid in Swiss Francs and was converted to U.S. dollars based on the exchange rate in effect on December 31, 2010 and 2011, respectively.

Annual Incentive Compensation — ESTIP

ESTIP is an incentive compensation plan designed to provide NEOs with an opportunity to earn an annual cash incentive based on Company and business unit financial performance as well as the achievement of strategic business unit goals. The objective of ESTIP is to provide executives with the opportunity to earn cash compensation tied to the short-term performance of the Company and reward NEOs for achieving corporate and business unit objectives. The Committee has discretion to reduce individual ESTIP awards, but increases are not permitted. In addition, individual payouts are capped at $4.0 million. There were no adjustments made to the 2011 ESTIP payouts to the NEOs.

The Committee establishes a threshold, target and maximum performance level for the Company Performance Measure and each Business Unit Performance Measure based on recommendations from management, Meridian and a review of historical and forecasted results. If the threshold performance levels are not achieved, there is no payout. The results of each performance measure are expressed as a payout factor based on the percentage of the target performance level. For the 2011 ESTIP:

- performance levels greater than threshold but less than target result in a payout factor range of 30 percent to 99.99 percent of the executive's target opportunity

- target to maximum performance results in a payout range of 100 percent to 199.99 percent

- achieving the maximum or greater performance levels results in a payout factor of 200 percent

Based on Caterpillar's strategic goals, the Committee set a performance "trigger" of $2.50 profit per share (PPS) that must be achieved prior to any ESTIP payout for all NEOs, except Mr. Lavin and Mr. Wunning.

To further drive accountability for increased machine business unit profitability, the CEO presented, and the Committee approved, an incentive program (Machine Group Incentive Program) for Mr. Lavin and Mr. Wunning, who together have accountability for our machine business units (Construction and Resource Industries reportable segments). Under the Machine Group Incentive Program, before any ESTIP payouts would be made, our machine business units were required to achieve business plan profitability, including the expense of any 2011 Machine Group Incentive Program payouts. In effect, before any payouts would be made under ESTIP, participants in this program were required to fund their incentive payout by achieving profitability over and above their business plan target levels. If the target level of profitability was not achieved, then no payouts would be made. Payouts are only made to the extent that profitability exceeded target. Because participants in this plan had their entire amount of incentive compensation at risk, the Committee approved a 10 percent payout premium, but only if results exceeded the target plus incentive expense.

ESTIP Formula

$$\left(\begin{array}{c} \textbf{Target Incentive} \\ \textbf{as a Percent of} \\ \textbf{Base Salary} \end{array} \times \begin{array}{c} \textbf{Base} \\ \textbf{Salary} \end{array} \right) \times \left(\begin{array}{c} \textbf{Business Unit} \\ \textbf{Performance} \\ \textbf{Measure(s)} \end{array} \times \begin{array}{c} \textbf{Weight} \\ \textbf{of} \\ \textbf{Measure(s)} \end{array} + \begin{array}{c} \textbf{Company} \\ \textbf{Performance} \\ \textbf{Measure} \end{array} \times \begin{array}{c} \textbf{Weight} \\ \textbf{of} \\ \textbf{Measure} \end{array} \right)$$

Target Incentive as a Percent of Base Salary: The Committee sets the Target Incentive, expressed as a percentage of base salary for NEOs, based on the target annual bonus opportunities for similar positions in our peer group after considering the total annual cash compensation for comparable positions. For 2011, the Committee approved a Target Incentive for the CEO at 135 percent of base salary and 100 percent of base salary for Group Presidents (targets were unchanged from 2010).

Company Performance Measure: The Committee established corporate return on assets (ROA) as the Company Performance Measure. ROA is determined by Machinery and Power Systems profit after tax, plus short-term incentive compensation expense after tax, divided by the average monthly Machinery and Power Systems assets and, for ESTIP purposes, excludes the acquisition of Bucyrus International, Inc. (Bucyrus). The Committee believes ROA is an indicator of how efficiently management uses corporate assets and incents the most effective allocation and profitable use of the Company's assets. To encourage a focus on improving Company performance, the Committee set the target performance level for 2011 at 11.0 percent, which was significantly higher than the 2010 target of 6.9 percent.

The Committee made the following determinations in weighting the Company Performance Measure for each NEO:

Executive	Weight	Committee Determinations
Douglas R. Oberhelman	100%	As the Chairman and CEO, Mr. Oberhelman is responsible for overall Company performance; his ESTIP is based entirely on the corporate measure.
Richard P. Lavin	25%	Mr. Lavin is primarily responsible for machine-related business units resulting, in a higher weighting on business unit measures.
Stuart L. Levenick	25%	Mr. Levenick is primarily responsible for customer and dealer support business units resulting in a higher weighting on business unit measures.
Edward J. Rapp	80%	Mr. Rapp is primarily responsible for corporate-level financial and corporate services, resulting in a higher weighting of the corporate measure.
Gerard R. Vittecoq	50%	Mr. Vittecoq's primary responsibility is for the Power Systems segment. The corporate measure was given additional weight because it is more reflective of his global responsibilities for Power Systems.
Steven H. Wunning	25%	Mr. Wunning is primarily responsible for machine-related business units resulting in a higher weighting on business unit measures.

Company Performance Measure Results

The Company's 2011 ROA of 14 percent exceeded the target level resulting, in a Company Performance Measure payout factor of 168.24 percent. Mr. Oberhelman's payout was based 100 percent on the Company Performance Measure resulting in an ESTIP award of $3,247,389.

Business Unit Performance Measures: As part of our strategy revision in 2010, we announced changes to our organizational structure, and Group Presidents were given accountability for a related set of end-to-end businesses they manage. Based on the corporate strategic goals of achieving superior financial results and being the global leader in the markets it serves, the CEO recommended specific Business Unit Performance Measures to the Committee for each Group President. At its February 2011 meeting, the Committee considered the recommendations and approved the measures described below to incent the Group Presidents to drive the Company's strategic goals throughout the organization.

The Committee set targets for these measures, including the Machine Group Incentive Program, at or above the business plan that were designed to be reasonably achievable with strong management performance. Maximum performance levels were designed to be difficult to achieve given historical performance and the Company's forecasted results at the time the measures were approved. The Business Unit Performance Measures were also weighted according to the Company's business priorities and the responsibilities of each Group President.

Description of Business Unit Performance Measures

Business Unit Performance Measure	Corporate Strategy	Description
Return on Net Assets (RONA)	Superior Financial Performance	The Committee approved RONA for certain business units because it measures how efficiently accountable profit is generated from net assets. For ESTIP, RONA is calculated as segment/business unit profit plus short-term incentive compensation expense divided by the average monthly net segment/business unit assets.
		Building Construction Products (BCP) RONA: RONA based on the results of the BCP business unit.
		Customer & Dealer Support RONA: RONA based on three operating segments from the "All Other" reportable segment category, excluding costs related to examining strategic options for the Company's third party logistics business.
		Machine Group RONA: RONA based on the combination of Construction and Resource Industries reportable segments, excluding BCP (which is accounted for separately for ESTIP) and the impact of the acquisition of Bucyrus.
		Power Systems RONA: RONA based on the Power Systems reportable segment.
Percent of Industry Sales (PINS)	Global Leader	The Committee approved PINS as a performance measure to focus on the Company's strategic goal of being the global leader. PINS is used to measure improvements in the Company's competitive position in the markets it serves by comparing dealer sales (including deliveries to dealer rental operations) of equipment to industry sales. Certain products and geographic areas are excluded from this measure due to availability of accurate data or recent acquisition. Products were given different weights based on NEO responsibilities and relationship to the corporate strategy.
Customer & Dealer Support Group Enterprise Parts (Orders) Sales	Global Leader	The Committee approved this measure because increasing parts sales is an important aspect of the corporate strategy. This measure represents the percentage of Caterpillar branded parts (orders) sales at actual price levels compared to business plan.
Financial Products Division Return on Equity (ROE)	Superior Financial Performance	The Committee approved this measure to drive accountability and performance for Caterpillar's Financial Products reportable segment. For ESTIP, ROE is calculated by dividing the full year profit (after tax) by the average of the monthly accountable equity balances, excluding the impact of interest costs and equity changes associated with differences in planned vs. actual dividends. Dividends are payments of retained earnings from Caterpillar Financial Services Corporation, the Company's wholly owned finance subsidiary, to Caterpillar.

Business Unit Performance Measure Results

Richard P. Lavin: Mr. Lavin's Business Unit Performance Measures include Machine Group RONA with a target level of 42.3 percent, weighted 35 percent. Machine Group PINS and BCP RONA were his other Business Unit Performance Measures. The weighted average results of his Business Unit Performance Measures resulted in a payout factor of 115.93 percent. Mr. Lavin's combined weighted average payout factor of 157.99 percent resulted in an ESTIP award of $1,258,438.

Stuart L. Levenick: Mr. Levenick's Business Unit Performance Measures include Customer & Dealer Support RONA with a target level of 34 percent, weighted 25 percent. Machine Group PINS (excluding SEM branded wheel loaders) and Customer & Dealer Support Group Enterprise Parts (Orders) Sales were his other Business Unit Performance Measures. The weighted average results of his Business Unit Performance Measures resulted in a payout factor of 111.34 percent. Mr. Levenick's combined weighted average payout factor of 153.40 percent resulted in an ESTIP award of $1,219,429.

Edward J. Rapp: Mr. Rapp's Business Unit Performance Measure was Financial Products Division ROE with a target level of 10.9 percent, weighted 20 percent. The results of his Business Unit Performance Measure resulted in a payout factor of 121.42 percent. Mr. Rapp's combined weighted average payout factor of 158.88 percent resulted in an ESTIP award of $1,150,486.

Gerard R. Vittecoq: Mr. Vittecoq's Business Unit Performance Measure was Power Systems RONA with a target level of 29.1 percent, weighted 50 percent. The results of his Business Unit Performance Measure resulted in a weighted payout factor of 100 percent. Mr. Vittecoq's combined weighted average payout factor of 184.12 percent resulted in an ESTIP award of $1,904,792.

Steven H. Wunning: Mr. Wunning's Business Unit Performance Measures include Machine Group RONA with a target level of 42.3 percent, weighted 50 percent and Machine Group PINS (excluding BCP). The weighted average results of his Business Unit Performance Measures resulted in a payout factor of 114.73 percent. Mr. Wunning's combined weighted average payout factor of 156.78 percent resulted in an ESTIP award of $1,390,955.

2012 Company Performance Measures

Operating Profit After Capital Charge (OPACC) measures Caterpillar's performance against stockholders expectations for a company in the top quartile of the Standard & Poor's 500 (S&P 500). An increase in OPACC means Caterpillar is utilizing assets efficiently to generate stockholder value. Generating attractive stockholder value is key to Caterpillar's long-term success. The Committee determined that a shift in the way we measure our success to better align our actions to our stock price performance was necessary to adapt to the market and stay competitive. To support our future growth and to reinforce the importance of increasing OPACC, it will be a 2012 ESTIP metric for all NEOs.

Long-Term Incentive Compensation

Based on market data provided by Meridian, the Committee has adopted a portfolio approach to long-term executive compensation, where two or more long-term incentive compensation vehicles are used in combination. The Committee reviews this approach annually, and maintained this structure for 2011. Caterpillar's 2011 long-term incentive plan provides for equity grants and cash performance awards. Providing a portion of long-term incentive in the form of cash also allows the Committee to manage the share run rate and preserve the available pool of shares authorized for issuance under the 2006 Long-Term Incentive Plan (LTIP).

Equity Awards

For 2011, the Committee approved market-based equity awards for our NEOs based on benchmarking against our peer group. The dollar value target was determined by calculating the median long-term incentive compensation amount based on our peer group and subtracting the present value of the target LTCPP opportunity. The Committee made these awards in the form of SARs to reinforce its compensation philosophy of linking executive officer actions to long-term Company performance and shareholder appreciation.

At the February 2011 Committee meeting, the CEO discussed his recommendations for adjustments to the market-based awards for the other NEOs based on his assessment of individual performance and leadership impact. After discussion and review of the CEO's recommendations, the Committee approved positive adjustments to these awards in the range of 5 to 15 percent.

Pursuant to the Chairman's Restricted Stock Award Program (Chairman's Award), the Committee may also approve discretionary awards of time-vested RSUs to NEOs, other than the CEO, as a way to recognize increased responsibilities or significant efforts that may not be reflected in the performance objectives under ESTIP or LTCPP. Grant recommendations submitted by the Chairman are reviewed and then approved, adjusted or rejected by the Committee. RSUs awarded under this program are subject to a five-year vesting schedule with one-third vesting on the third, fourth and fifth anniversaries of the grant date, and are limited to no more than 15,000 RSUs to any one employee in a calendar year.

2011 Equity Awards

Executive	Equity Award (SARs)		Chairman's Award (RSUs)		Total Value 2011 Equity Awards
	Value[1]	#	Value	#	
Douglas R. Oberhelman	$8,309,208	226,224	$ N/A	N/A	$8,309,208
Richard P. Lavin	$1,971,262	53,669	$ 57,585	500	$2,028,847
Stuart L. Levenick	$2,065,254	56,228	$ 57,585	500	$2,092,839
Edward J. Rapp	$2,065,254	56,228	$115,170	1,000	$2,180,424
Gerard R. Vittecoq	$2,065,254	56,228	$ 57,585	500	$2,092,839
Steven H. Wunning	$2,159,283	58,788	$ 86,378	750	$2,245,661

[1]Grant date fair market value determined in accordance with Financial Accounting Standards Board Standard Codification Topic 718.

Equity Grant Timing

Under the Company's equity grant policy, the grant date for annual market-based equity awards is the first Monday in March while the grant date for the Chairman's Awards to NEOs is the first business day in May.

Stock Ownership Requirements

The Committee establishes stock ownership requirements for all NEOs receiving equity compensation. NEOs are required to own shares or share equivalents of Caterpillar stock equal to a minimum of 50 percent of the average number of shares or units granted to the NEO during the last five years. NEOs' vested unexercised securities are not considered in determining whether these guidelines are met. Failure to meet these requirements results in automatic grant reductions equal to the percentage shortfall in meeting the ownership requirement. Exceptions in the case of compelling circumstances must be approved by the Committee. Our stock ownership requirements are in the upper quartile of our peer group, and currently, all NEOs exceed the stock ownership requirements.

Long-Term Cash Performance Plan (LTCPP)

As part of its portfolio approach, the Committee approves cash awards under the LTCPP, which are tied to long-term Company performance over a three-year performance cycle. Each year, the Committee establishes a target opportunity for NEOs (expressed as a percentage of base salary), specifies two performance measures for the cycle and approves payout factors based on performance at the threshold, target and maximum levels. The LTCPP is different from the ESTIP because each measure within LTCPP triggers independently, but the threshold performance level must be met in order to receive a payout for that particular measure. Although increasingly larger payments are awarded when the target and maximum performance levels are achieved, the LTCPP payout amount can vary greatly from one year to the next based on achievement of goals from the prior three-year period. The LTCPP target for 2011, as a percentage of base salary was 170 percent for the CEO and 110 percent for the Group Presidents.

The Committee has the discretion to reduce individual LTCPP awards, but individual increases are not permitted; no adjustments were made to the 2011 LTCPP payouts to the NEOs. In addition, individual payouts are capped at $5.0 million.

2009-2011 LTCPP Cycle: At its February 2009 meeting, the Committee established relative PPS growth, measured against the S&P peer group (described below), and ROA as the performance measures for the 2009-2011 cycle. Payouts were based on a range, expressed as a percentage of an NEO's target opportunity. For performance at the threshold level up to target, the payout range was 50 percent to 99.99 percent of target; for target to maximum performance, the payout range was 100 percent to 149.99 percent of target; and for maximum and greater performance, the payout range was 150 percent of target.

Based on the challenging global economic conditions at the time these targets were established, the Committee determined that the target performance levels were very challenging and achieving the targets would put the Company ahead of historical benchmark levels. The following chart summarizes the 2009-2011 cycle, including the performance-based results:

| Performance Measure | Weight | Performance Levels | | | Results | Payout Factor | Weighted Factor |
		Threshold	Target	Max.			
ROA	50%	6%	10%	15%	6.8%	60.33%	105.17%
Relative PPS Growth (Measured against S&P Peer Group)	50%	25th percentile	50th percentile	75th percentile	Above 75th percentile	150%	

The following performance-based payouts resulted from the 2009-2011 LTCPP:

Executive	Performance-Based Payout (2009-2011 LTCPP)
Douglas R. Oberhelman	$1,687,546
Richard P. Lavin	$ 729,622
Stuart L. Levenick	$ 869,516
Edward J. Rapp	$ 729,622
Gerard R. Vittecoq	$1,162,257
Steven H. Wunning	$ 873,989

2010-2012 LTCPP Cycle: The 2010-2012 LTCPP cycle also includes relative PPS growth measured against the S&P peer group (50 percent) and ROA (50 percent). The Committee approved the same range of payouts as the 2009-2011 LTCPP cycle and established the performance levels to focus management on improved performance following a significant economic downturn. The threshold level was designed to be reasonably achievable, given the economic and market conditions at the time, the target level was designed to be reasonably achievable with strong management performance, while the maximum level was designed to be difficult to achieve.

S&P Peer Group

The following companies were selected by the Committee to compare Caterpillar's relative PPS growth because they are part of our specific industry and provide a more accurate comparison by minimizing market cycle fluctuations. There were no changes in the S&P Peer Group from 2010 to 2011.

S&P Peer Group		
• 3M Company	• General Electric Company	• Navistar International Corporation
• Cummins Inc.	• Honeywell International Inc.	• PACCAR Inc
• Danaher Corporation	• Illinois Tool Works Inc.	• Pall Corporation
• Deere & Company	• Ingersoll-Rand Company Limited	• Parker-Hannifin Corporation
• Dover Corporation	• ITT Corporation	• Textron Inc.
• Eaton Corporation	• Johnson Controls, Inc.	• United Technologies Corporation

2011-2013 LTCPP Cycle: Following a comprehensive review of executive compensation completed by Meridian in 2010, management recommended to the Committee that beginning with the 2011-2013 LTCPP cycle, the LTCPP performance measures should be ROA and total shareholder return (TSR) measured against the companies within the S&P 500, each weighted 50 percent. TSR is the combined impact of stock price appreciation and dividends paid and is a measure used to compare the performance of different companies over time. At its February 2011 meeting, the Committee approved TSR as a measure to better align company performance with stockholder expectations and ROA to encourage NEOs to focus on exceeding the Company's financial goals. The Committee determined that the threshold level was designed to be reasonably achievable, given the challenges of managing profitably through an economic recovery, the target level was designed to be reasonably achievable with strong management performance, while the maximum level was designed to be difficult to achieve.

Also, based on Meridian's compensation review, the Committee noted that consistent with the Company's **Pay for Performance** philosophy, when the Company's performance results fell below target, the LTCPP payout levels decreased and, in some cases, did not payout. However, when Company performance was above, or significantly exceeded, target expectations, the payout range did not sufficiently reward such performance. Therefore, the Committee approved the following payout ranges for the 2011-2013 cycle, expressed as a percentage of an NEO's target opportunity: Threshold level up to target performance level, 30 percent to 99.99 percent; target to maximum performance level, 100 percent to 199.99 percent; and maximum and greater performance, 200 percent.

2011 Compensation Decisions

Chairman and CEO Compensation Decisions

The Board, excluding the CEO, conducts the CEO's performance evaluation which is based on objective and subjective criteria including:

- Caterpillar's financial performance.

- The accomplishment of Caterpillar's long-term strategic objectives.

- The achievement of individual goals set at the beginning of each year.

- The development of Caterpillar's top management team.

Prior to the Board's evaluation of the CEO's performance and its approval of his compensation, the Committee evaluates CEO compensation using benchmark information and also conducts an initial performance review. The Committee makes a preliminary compensation recommendation to the Board based on this initial evaluation and performance review. In February 2012, the Board reviewed the Committee's assessment of Mr. Oberhelman's performance and approved his compensation. In making these determinations, the Board noted that the most critical results for Mr. Oberhelman's 2011 performance were:

- Delivered superior results and grew the Company's profitability.

    o 2011 sales and revenues up 41 percent from 2010.

    o 2011 profit per share of $7.40 up 78 percent from $4.15 in 2010.

    o Machinery and Power Systems operating cash flow nearing $8 billion — Caterpillar's best year ever.

- Developed an outstanding team while demonstrating and advocating Caterpillar's Values in Action — focused on safety, diversity & inclusion and growth of Caterpillar's global footprint.

- Successful closing and integration of several acquisitions, including Bucyrus International, Inc. (Bucyrus), Electro-Motive Diesel, Inc. (EMD) and MWM Holding GmbH (MWM) into the Caterpillar team.

- Smooth introduction of Tier 4 machines with minimal quality issues.

- Drove customer focus and supplier collaboration through weekly customer visits and frequent contact with strategic suppliers while maintaining intense competitive reviews and benchmarking.

- Led the transition from an asset-driven metric, ROA, to a return on capital-driven metric, OPACC.

Other NEO Compensation Decisions

The CEO presents a performance evaluation and recommended compensation adjustments to the Committee based on objective and subjective criteria for each NEO. In February 2012, the CEO met with the Committee to share his evaluations of the other NEOs and discuss performance-based compensation adjustments. The Committee approved the other NEOs' compensation and proposed adjustments based on performance and total compensation benchmark information. In making these determinations, the Committee noted that the most critical results for each NEO's 2011 performance were:

Richard P. Lavin, Group President

- Strong financial performance — OPACC and RONA exceeded targets.

- Focus on quality — as delivered quality and reliability exceeded targets.

- Parts sales exceeded plan.

Stuart L. Levenick, Group President

- Superior financial performance — accountable profit, OPACC, RONA, cash flow and inventory turnover results all exceeded targets.

- Sales and price realization both exceeded goals in his area of responsibility.

- Percent of Parts Sales — Cat Branded (POPS-C), parts orders, and parts availability all exceeded plan.

Edward J. Rapp, Group President and Chief Financial Officer

- Superior corporate financial position — machinery and equipment operating cash flow, direct material, and debt/debt plus equity metrics all exceeded targets.

- Financial Products Division accountable profit and return on equity exceeded targets.

- Successful leadership of Caterpillar's most active year of mergers, acquisitions and divestitures.

Gerard R. Vittecoq, Group President

- Superior financial performance — net sales and transfers, accountable profit, OPACC, RONA cash flow and inventory turnover results all exceeded targets.

- Continued integration of EMD and MWM operations.

- Focus on quality — as delivered quality and reliability exceeded plan.

Steven H. Wunning, Group President

- Superior financial performance — accountable profit, OPACC, RONA, cash flow and inventory turnover results all exceeded targets; responded exceptionally well to high customer demand.

- Successful integration of legacy Bucyrus and Caterpillar Global Mining organizations (employees and businesses); good progress on transition of related Bucyrus sales and distribution functions to dealers.

- Stellar leadership of Tier 4 introduction for 50 product launches in 2011 resulting in excellent dealer and customer acceptance.

Discretionary Bonuses

Periodically, the Committee approves discretionary cash bonuses for NEOs to recognize increased responsibilities or results or to reward significant efforts that may not be reflected in the performance objectives established under the annual cash incentive plan or long-term incentive program. The Committee believes that these discretionary bonuses are necessary when important Company events require significant time and effort in addition to the time and effort needed for meeting the Company's target performance objectives. In light of the performance results for each Group President discussed above, the Committee approved the following discretionary bonuses based on the recommendations of the CEO:

Discretionary Bonus	
Richard P. Lavin	$142,350
Stuart L. Levenick	$100,000
Edward J. Rapp	$186,211
Gerard R. Vittecoq	$226,549
Steven H. Wunning	$170,000

Post-Termination and Change in Control Benefits

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts. As required under Swiss law, Mr. Vittecoq has an employment contract, which provides for certain post-termination benefits. Change in control benefits are provided under our long-term and short-term plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. These change in control provisions generally provide accelerated vesting and maximum payout under the incentive plans, but are subject to a "double trigger," whereby both a change in control and involuntary termination of employment without cause are needed to trigger such provisions. There is no cash severance or other benefits for termination related to change in control beyond what is provided for in LTIP and ESTIP. Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section on page 50 of this proxy statement.

In the event of a change in control, maximum payout factors are provided for amounts payable under the LTIP and ESTIP.

- LTIP allows for the maximum performance level to be paid under each open plan cycle of the LTCPP, prorated based on the time of active employment during the performance cycle.

- All unvested stock options, stock appreciation rights, restricted stock and restricted stock units vest immediately.

- Options and SARs remain exercisable over the normal life of the grant.

- ESTIP provides for a maximum payout factor of 200 percent.

Retirement and Other Benefits

The defined contribution and defined benefit plans available to the NEOs (excluding Mr. Vittecoq) are also available to many U.S. Caterpillar salaried and management employees. Mr. Vittecoq is not eligible for U.S. benefit plans because he is on Swiss payroll and eligible for Swiss benefit programs. Mr. Vittecoq participates in Caprevi, Prevoyance Caterpillar (Swiss retirement plan) and the Swiss Employees' Investment Plan (Swiss retention plan), which are available to all other Swiss management-level employees. All of the NEOs, excluding Mr. Vittecoq, participate in the following U.S. retirement plans described below:

Plan Type	Title	Description
Pension	Caterpillar Inc. Retirement Income Plan (RIP)	Defined benefit pension plan under which benefit amounts are not offset for any Social Security benefits. RIP was closed to new entrants, effective January 1, 2011. All NEOs participate in this plan and continue to earn benefits under RIP until the earlier of separation or December 31, 2019.
	Supplemental Retirement Plan (SERP)	If compensation or retirement income under RIP exceeds the IRS limitations, the excess benefits are paid from SERP. The formula used to calculate the benefit payable in SERP is similar to the one used under RIP. As with RIP, SERP was closed to new entrants effective January 1, 2011. All NEOs continue to earn SERP benefits until the earlier of separation or December 31, 2019.
Savings	Caterpillar 401(k) Savings Plan	U.S.-based NEOs are eligible to participate in the Caterpillar 401(k) Savings Plan under which the Company matches 50 percent of the first six percent of pay contributed to the savings plan.
	Supplemental Deferred Compensation Plan (SDCP)	All U.S.-based NEOs are eligible to participate in SDCP, which provides the opportunity to increase deferrals of base salary and to elect deferrals of ESTIP and LTCPP awards. Under the terms of SDCP, supplemental base pay deferrals earn matching contributions at a rate of 3 percent of the deferred amount, supplemental ESTIP deferrals earn matching contributions at a rate of 50 percent of the first 6 percent of ESTIP deferrals and excess base pay deferrals are matched 50 percent.
	Supplemental (SEIP) and Deferred (DEIP) Employees' Investment Plan	All U.S.-based NEOs were previously eligible to participate in SEIP and DEIP. These plans were frozen in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005, remains in SEIP and DEIP.

Perquisites

The Company provides NEOs a limited number of perquisites that the Committee believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. The Committee annually reviews the levels of perquisites provided to the NEOs which include home security systems, parking and limited personal use of the Company aircraft and related ground transportation. These perquisites are provided to attract and retain talented executive officers, for security purposes and to allow the NEOs to devote additional time to Caterpillar business. Costs associated with these perquisites are included in the "2011 All Other Compensation Table" on page 45.

Tax Implications: Deductibility of NEO Compensation

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1 million for any year is not deductible for United States income tax purposes. However, performance-based compensation is exempt from the deduction limit if certain requirements are met. The goal of the Committee is to structure compensation to take advantage of this exemption under Section 162(m) to the extent practicable. However, the Committee may elect to provide compensation outside those requirements when necessary to achieve its compensation objectives. Substantially all 2011 NEO compensation is expected to qualify as performance-based compensation under Section 162(m) or otherwise not exceed $1 million, except RSUs granted under the Chairman's Award program and the CEO's base salary.

Compensation Recoupment Policy

Under the Company's compensation recoupment policy, the Board will require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all of the following apply:

- The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain financial results that were subsequently the subject of a restatement.

- The officer engaged in intentional misconduct that caused or partially caused the need for the restatement.

- The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the Committee with regard to executive compensation. Based on such review and discussion, we recommend to the Board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

By the members of the Compensation
Committee consisting of:

David R. Goode (Chairman)

David L. Calhoun   *Edward B. Rust, Jr.*   *Joshua I. Smith*

Executive Compensation Tables

2011 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Douglas R. Oberhelman Chairman & CEO	2011	$1,429,506	$ —	$ —	$8,309,208	$4,934,935	$2,080,873	$147,501	$16,902,023
	2010	$1,084,448	$ —	$494,608	$6,074,611	$2,727,563	$ 105,345	$ 63,725	$10,550,300
	2009	$ 729,996	$ —	$148,292	$1,179,874	$ 266,635	$ 505,259	$164,719	$ 2,994,775
Richard P. Lavin Group President	2011	$ 723,504	$142,350	$ 57,585	$1,971,262	$1,988,060	$ 731,176	$363,873	$ 5,977,810
	2010	$ 584,004	$ 38,500	$223,202	$2,886,780	$1,377,730	$ 152,994	$ 88,590	$ 5,351,800
	2009	$ 584,004	$ —	$132,644	$1,055,465	$ 196,257	$ 366,197	$148,887	$ 2,483,454
Stuart L. Levenick Group President	2011	$ 794,652	$100,000	$ 57,585	$2,065,254	$2,088,945	$ 956,381	$122,743	$ 6,185,560
	2010	$ 729,996	$ —	$173,761	$3,008,526	$1,722,141	$ 186,811	$ 93,515	$ 5,914,750
	2009	$ 729,996	$ —	$132,644	$1,055,465	$ 264,505	$ 621,419	$144,239	$ 2,948,268
Edward J. Rapp Group President & CFO	2011	$ 723,504	$186,211	$115,170	$2,065,254	$1,880,108	$ 789,978	$ 90,713	$ 5,850,938
	2010	$ 584,004	$ —	$248,720	$3,252,017	$1,377,730	$ 108,223	$101,432	$ 5,672,126
	2009	$ 584,004	$ —	$132,644	$1,055,465	$ 196,190	$ 362,994	$100,886	$ 2,432,183
Gerard R. Vittecoq[6] Group President	2011	$1,035,476	$226,549	$ 57,585	$2,065,254	$3,067,049	$1,388,869	$ 66,928	$ 7,907,710
	2010	$ 988,777	$ 49,424	$173,761	$2,886,780	$2,496,932	$ 954,012	$ 41,377	$ 7,591,063
	2009	$ 895,957	$ —	$140,003	$1,113,944	$ 327,253	$ 882,754	$ 35,838	$ 3,395,749
Steven H. Wunning Group President	2011	$ 806,199	$170,000	$ 86,378	$2,159,283	$2,264,944	$ 695,886	$107,833	$ 6,290,523
	2010	$ 729,996	$ —	$173,761	$3,008,526	$1,722,141	$ —	$ 97,837	$ 5,732,261
	2009	$ 729,996	$ —	$132,644	$1,055,465	$ 264,925	$ 481,115	$168,011	$ 2,832,156

[1] Periodically NEOs earn discretionary bonuses to recognize increased responsibilities or significant efforts that may not be reflected in the performance objectives established under the short-term or long-term incentive plans. The Compensation Committee believes that these discretionary bonuses are necessary when important Company events require significant time and effort by the NEO. In February 2012, the Compensation Committee approved lump sum discretionary bonuses of $142,350 for Mr. Lavin; $100,000 for Mr. Levenick; $186,211 for Mr. Rapp; $226,549 for Mr. Vittecoq; and $170,000 for Mr. Wunning.

[2] The amounts in these columns represent awards granted under the Caterpillar Inc. 2006 Long-Term Incentive Plan (LTIP). The amounts reported in these columns are valued based on the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (FASB ASC Topic 718). For the restricted stock unit awards, the aggregate grant date fair value was calculated based on the fair market value (average of the high and low price) of Caterpillar stock on the award date of May 2, 2011 ($115.17 per share). Assumptions made in the calculation of these amounts are included in Note 2 "Stock based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2011, included in the Company's Form 10-K filed with the SEC on February 21, 2012.

[3] The amounts in this column reflect cash payments made to NEOs under ESTIP in 2012 with respect to 2011 performance and under the LTCPP with respect to performance over a three year plan cycle from 2009 through 2011 as follows: Mr. Oberhelman $3,247,389/ESTIP and $1,687,546/LTCPP; Mr. Lavin $1,258,438/ESTIP and $729,622/LTCPP; Mr. Levenick $1,219,429/ESTIP and $869,516/LTCPP; Mr. Rapp $1,150,486/ESTIP and $729,622/LTCPP; Mr. Vittecoq $1,904,792/ESTIP and $1,162,257/LTCPP; Mr. Wunning $1,390,955/ESTIP and $873,989/LTCPP. All amounts reported for Mr. Vittecoq were paid in Swiss Francs and have been converted to U.S. dollars.

[4] Because NEOs do not receive "preferred" or "above market" earnings on compensation deferred into SDCP, SEIP and/or DEIP, the amount shown represents only the change between the actuarial present value of each officer's total accumulated pension benefit between December 31, 2010 and December 31, 2011. The amount assumes the pension benefit is payable at each NEO's earliest unreduced retirement age based upon the officer's current pensionable earnings.

[5] All Other Compensation for 2011 consists of the following items detailed in a separate table appearing on page 45: Matching contributions to the Company's 401(k) plan, matching contributions to SDCP/EIP, corporate aircraft usage, home security and ISE allowances.

[6] All amounts reported for Mr. Vittecoq were paid in Swiss Francs and have been converted to U.S. dollars using the exchange rate in effect on December 31, 2011 (1 Swiss Franc = 1.064 U.S. Dollars).

2011 All Other Compensation Table

Name	Year	Matching Contributions 401(k)	Matching Contributions SDCP/EIP	Corporate Aircraft[2]	Home Security[3]	Other[4]	Total All Other Compensation
Douglas R. Oberhelman	2011	$ 6,840	$48,980	$69,307	$20,754	$ 1,620	$147,501
	2010	$14,700	$ —	$45,000	$ 2,405	$ 1,620	$ 63,725
	2009	$14,700	$71,491	$21,190	$55,718	$ 1,620	$164,719
Richard P. Lavin	2011	$ 6,061	$35,816	$24,380	$ 1,063	$296,553	$363,873
	2010	$14,700	$20,340	$ 3,125	$ 1,063	$ 49,362	$ 88,590
	2009	$14,700	$51,974	$ 520	$ 950	$ 80,743	$148,887
Stuart L. Levenick	2011	$ 7,350	$43,315	$69,430	$ 1,028	$ 1,620	$122,743
	2010	$14,700	$ —	$76,167	$ 1,028	$ 1,620	$ 93,515
	2009	$14,700	$68,491	$58,500	$ 928	$ 1,620	$144,239
Edward J. Rapp	2011	$ 6,797	$35,816	$46,375	$ 825	$ 900	$ 90,713
	2010	$14,700	$20,340	$64,667	$ 825	$ 900	$101,432
	2009	$14,700	$51,974	$32,587	$ 725	$ 900	$100,886
Gerard R. Vittecoq	2011	$ N/A[1]	$49,703	$17,225	$ —	$ —	$ 66,928
	2010	$ N/A[1]	$41,377	$ —	$ —	$ —	$ 41,377
	2009	$ N/A[1]	$35,838	$ —	$ —	$ —	$ 35,838
Steven H. Wunning	2011	$ 6,438	$43,661	$56,114	$ —	$ 1,620	$107,833
	2010	$14,700	$29,100	$52,417	$ —	$ 1,620	$ 97,837
	2009	$14,700	$68,491	$83,200	$ —	$ 1,620	$168,011

[1] Mr. Vittecoq participates in a non-U.S. Employee Investment Plan.

[2] Several of our NEOs serve as board members for other corporations at the request of the Company, and the personal usage noted above primarily consists of NEO flights to attend these outside board meetings. Under the rules of the SEC, use of aircraft for this purpose is deemed to be personal, even though Caterpillar considers these flights beneficial to the Company and for a business purpose. Other personal usage is limited to the NEOs, their spouses or other guests, and CEO approval is required for all personal use. The value of personal aircraft usage reported above is based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Occasionally, a spouse or other guest may accompany the NEO, and if the Company aircraft is already scheduled for business purposes and can accommodate additional passengers, no additional variable operating cost is incurred. Non-business related flights on corporate aircraft are covered by a time-sharing lease agreement between the Company and Mr. Oberhelman pursuant to which certain costs associated with those flights are reimbursed by Mr. Oberhelman to the Company in accordance with the agreement.

[3] Amounts reported for Home Security represent the cost provided by an outside security provider for hardware and monitoring service. The incremental cost associated with the home security services is determined based upon the amounts paid to the outside service provider.

[4] Mr. Lavin is currently an International Service Employee (ISE) based in Hong Kong. The amount shown includes foreign service allowances typically paid by the Company on behalf of ISEs, including a $14,085 allowance for Mr. Lavin's foreign and U.S. taxes attributable to his international service assignment. These allowances are intended to ensure that our ISEs are in the same approximate financial position as they would have been if they lived in the U.S. during the time of their international service.

The amount shown also includes the premium cost of Company provided basic life insurance under a Group Variable Universal Life policy. The coverage amount is two times base salary, capped at $500,000. The premium cost is as follows: Mr. Oberhelman $1,620; Mr. Lavin $1,620; Mr. Levenick $1,620; Mr. Rapp $900; and Mr. Wunning $1,620. Mr. Vittecoq is not covered under a Company sponsored life insurance product.

Grants of Plan-Based Awards in 2011

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold	Target	Maximum				
Douglas R. Oberhelman	LTCPP[2]	$736,019	$2,453,396	$4,906,792	—	—	$ —	$ —
	ESTIP[3]	$578,950	$1,929,833	$3,859,666	—	—	$ —	$ —
	03/07/2011	$ —	$ —	$ —	—	226,224	$102.13	$8,309,208
Richard P. Lavin	LTCPP[2]	$248,966	$ 829,954	$1,659,909	—	—	$ —	$ —
	ESTIP[3]	$217,051	$ 723,504	$1,447,008	—	—	$ —	$ —
	03/07/2011	$ —	$ —	$ —	—	53,669	$102.13	$1,971,262
	05/02/2011	$ —	$ —	$ —	500	—	$ —	$ 57,585
Stuart L. Levenick	LTCPP[2]	$266,977	$ 889,922	$1,779,844	—	—	$ —	$ —
	ESTIP[3]	$238,396	$ 794,652	$1,589,304	—	—	$ —	$ —
	03/07/2011	$ —	$ —	$ —	—	56,228	$102.13	$2,065,254
	05/02/2011	$ —	$ —	$ —	500	—	$ —	$ 57,585
Edward J. Rapp	LTCPP[2]	$248,986	$ 829,954	$1,659,909	—	—	$ —	$ —
	ESTIP[3]	$217,051	$ 723,504	$1,447,008	—	—	$ —	$ —
	03/07/2011	$ —	$ —	$ —	—	56,228	$102.13	$2,065,254
	05/02/2011	$ —	$ —	$ —	1,000	—	$ —	$ 115,170
Gerard R. Vittecoq	LTCPP[2]	$344,597	$1,148,657	$2,297,316	—	—	$ —	$ —
	ESTIP[3]	$310,300	$1,034,335	$2,068,670	—	—	$ —	$ —
	03/07/2011	$ —	$ —	$ —	—	56,228	$102.13	$2,065,254
	05/02/2011	$ —	$ —	$ —	500	—	$ —	$ 57,585
Steven H. Wunning	LTCPP[2]	$271,634	$ 905,446	$1,810,893	—	—	$ —	$ —
	ESTIP[3]	$241,860	$ 806,199	$1,612,398	—	—	$ —	$ —
	03/07/2011	$ —	$ —	$ —	—	58,788	$102.13	$2,159,283
	05/02/2011	$ —	$ —	$ —	750	—	$ —	$ 86,378

[1] The amounts reported in this column represent estimated potential awards under the LTCPP and ESTIP.

[2] The LTCPP estimates are based upon a predetermined percentage of an executive's base salary throughout the three-year performance cycle, and actual payouts will be determined based on Caterpillar's achievement of specified performance levels (total shareholder return and return on assets) over the three-year performance period. The threshold amount is earned if at least 30 percent of the targeted performance level is achieved. The target amount is earned if at least 100 percent of the targeted performance level is achieved. The maximum award is earned if at least 200 percent or greater of the targeted performance level is achieved. Base salary levels for 2011 were used to calculate the estimated dollar value of future payments for the 2011 to 2013 performance cycle.

[3] The ESTIP estimates are based upon the executive's base salary for 2011, and, the actual payout was based on the achievement of a corporate return on assets performance metric for the CEO, and a combination of a corporate return on assets metric and specific business unit performance metrics for each Group President. Please refer to page 36 of the CD&A for a detailed explanation of the various business unit metrics. Prior to any ESTIP payout, a performance trigger of $2.50 profit per share must be achieved for all NEOs, except Mr. Lavin and Mr. Wunning. Mr. Lavin and Mr. Wunning participate in the Machine Group Incentive Plan, and our machine business units were required to achieve business unit plan profitability, including the expense of any 2011 Machine Group Incentive Program payout before any payouts would be made. Please refer to page 36 of the CD&A for a more detailed discussion of the Machine Group Incentive Plan. For the 2011 ESTIP, the threshold amount was earned if at least 30 percent of the targeted performance level was achieved. The target amount was earned if at least 100 percent of the targeted performance level was achieved. The maximum award was earned if at least 200 percent or greater of the targeted performance level was achieved, with a plan cap set at $4 million. The 2011 ESTIP performance metrics were achieved, and the actual cash payouts for the 2011 plan year is included in the column "Non-Equity Incentive Plan Compensation" of the "2011 Summary Compensation Table."

[4] RSUs were granted to the NEOs under the LTIP pursuant to the Chairman's Award program. The actual realizable value of the RSU will depend on the fair market value of Caterpillar stock at the time of vesting. The Chairman's Award RSUs vest over a five-year period, with one third vesting after three years from the grant date, one third vesting on the fourth year from the grant date and the final third vesting on the fifth year from the grant date.

[5] Amounts reported represent SARs granted under the LTIP. The base price for all SARs granted to the NEOs is the closing price of Caterpillar stock on the grant date ($102.13). All SARs granted to the NEOs will vest three years from the grant date. The actual realizable value of the SAR will depend on the fair market value of Caterpillar stock at the time of exercise.

[6] The amounts shown do not reflect realized compensation by the NEO. The amounts shown represent the value of the SAR awards granted to the NEOs based upon the grant date value of the award as determined in accordance with FASB ASC Topic 718. The fair market value for the RSUs granted under the Chairman's Award program is based upon the average of the high and low price of Caterpillar stock ($115.17) on the award date of May 2, 2011.

Outstanding Equity Awards at 2011 Fiscal Year-End

			Option Awards				Stock Awards	
			Number of Securities Underlying Unexercised SARs/Options					
Name	Grant Date	Vesting Date	Exercisable	Unexercisable	SAR/Option Exercise Price	SAR/Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3]
Douglas R. Oberhelman	06/11/2002	06/11/2005	122,000	—	$ 25.3575	06/11/2012	—	$ —
	06/10/2003	06/10/2006	140,000	—	$ 27.1425	06/10/2013	—	$ —
	06/08/2004	12/31/2004	140,000	—	$ 38.6275	06/08/2014	—	$ —
	02/18/2005	02/18/2005	140,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	110,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	125,884	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	115,484	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	—	166,252	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	272,282	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	226,224	$102.1300	03/07/2021	—	$ —
	—	—	—	—	$ —	—	16,606[4]	$1,504,504
Richard P. Lavin	02/17/2006	02/17/2009	48,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	47,580	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	111,294	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	—	148,722	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	129,394	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	53,669	$102.1300	03/07/2021	—	$ —
	—	—	—	—	$ —	—	9,818[5]	$ 889,511
	—	—	—	—	$ —	—	2,273[6]	$ 205,934
Stuart L. Levenick	02/18/2005	02/18/2005	130,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	105,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	124,396	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	115,484	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	—	148,722	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	134,851	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	56,228	$102.1300	03/07/2021	—	$ —
	—	—	—	—	$ —	—	9,818[7]	$ 889,511
	—	—	—	—	$ —	—	500[8]	$ 45,300
Edward J. Rapp	06/10/2003	06/10/2006	54,000	—	$ 27.1425	06/10/2013	—	$ —
	06/08/2004	12/31/2004	60,000	—	$ 38.6275	06/08/2014	—	$ —
	02/18/2005	02/18/2005	60,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	48,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	47,044	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	109,898	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	—	148,722	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	—	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	56,228	$102.1300	03/07/2021	—	$ —
	—	—	—	—	$ —	—	9,818[9]	$ 889,511
	—	—	—	—	$ —	—	2,840[10]	$ 257,304

(table continued on next page)

<table>
<tr><th colspan="8">Outstanding Equity Awards at 2011 Fiscal Year-End (continued)</th></tr>
<tr><th></th><th></th><th></th><th colspan="4">Option Awards</th><th colspan="1">Stock Awards</th></tr>
<tr><th></th><th></th><th></th><th colspan="2">Number of Securities Underlying Unexercised SARs/Options</th><th>SAR/Option Exercise Price</th><th>SAR/Option Expiration Date[1]</th><th>Number of Shares or Units of Stock That Have Not Vested[2]</th><th>Market Value of Shares or Units of Stock That Have Not Vested[3]</th></tr>
<tr><th>Name</th><th>Grant Date</th><th>Vesting Date</th><th>Exercisable</th><th>Unexercisable</th><th></th><th></th><th></th><th></th></tr>
<tr><td>Gerard R. Vittecoq</td><td>06/08/2004</td><td>12/31/2004</td><td>126,000</td><td>—</td><td>$ 38.6275</td><td>06/08/2014</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>02/18/2005</td><td>02/18/2005</td><td>130,000</td><td>—</td><td>$ 45.6425</td><td>02/18/2015</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>02/17/2006</td><td>02/17/2009</td><td>95,000</td><td>—</td><td>$ 72.0500</td><td>02/17/2016</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/02/2007</td><td>03/02/2010</td><td>109,516</td><td>—</td><td>$ 63.0400</td><td>03/02/2017</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/03/2008</td><td>03/03/2011</td><td>111,294</td><td>—</td><td>$ 73.2000</td><td>03/03/2018</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/02/2009</td><td>03/02/2012</td><td>—</td><td>156,962</td><td>$ 22.1700</td><td>03/02/2019</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/01/2010</td><td>03/01/2013</td><td>—</td><td>129,394</td><td>$ 57.8500</td><td>03/01/2020</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/07/2011</td><td>03/07/2014</td><td>—</td><td>56,228</td><td>$102.1300</td><td>03/07/2021</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>—</td><td>—</td><td>—</td><td>—</td><td>$ —</td><td>—</td><td>10,182[11]</td><td>$ 922,489</td></tr>
<tr><td></td><td>—</td><td>—</td><td>—</td><td>—</td><td>$ —</td><td>—</td><td>1,259[12]</td><td>$ 114,065</td></tr>
<tr><td>Steven H. Wunning</td><td>06/08/2004</td><td>12/31/2004</td><td>126,000</td><td>—</td><td>$ 38.6275</td><td>06/08/2014</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>02/18/2005</td><td>02/18/2005</td><td>130,000</td><td>—</td><td>$ 45.6425</td><td>02/18/2015</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>02/17/2006</td><td>02/17/2009</td><td>95,000</td><td>—</td><td>$ 72.0500</td><td>02/17/2016</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/02/2007</td><td>03/02/2010</td><td>124,694</td><td>—</td><td>$ 63.0400</td><td>03/02/2017</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/03/2008</td><td>03/03/2011</td><td>111,294</td><td>—</td><td>$ 73.2000</td><td>03/03/2018</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/02/2009</td><td>03/02/2012</td><td>—</td><td>148,722</td><td>$ 22.1700</td><td>03/02/2019</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/01/2010</td><td>03/01/2013</td><td>—</td><td>134,851</td><td>$ 57.8500</td><td>03/01/2020</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>03/07/2011</td><td>03/07/2014</td><td>—</td><td>58,788</td><td>$102.1300</td><td>03/07/2021</td><td>—</td><td>$ —</td></tr>
<tr><td></td><td>—</td><td>—</td><td>—</td><td>—</td><td>$ —</td><td>—</td><td>9,818[13]</td><td>$ 889,511</td></tr>
<tr><td></td><td>—</td><td>—</td><td>—</td><td>—</td><td>$ —</td><td>—</td><td>750[14]</td><td>$ 67,950</td></tr>
</table>

[1] SARs granted in 2011 are exercisable three years after the grant date.

[2] In addition to the RSUs granted in 2011 to the NEOs (reported in the 2011 Summary Compensation Table), the amounts shown also include the portion of any prior grants that were not vested as of December 31, 2011.

[3] The market value of the non-vested RSUs and restricted shares (or equivalent shares in the case of Mr. Vittecoq) is calculated using the closing price of Caterpillar common stock on December 30, 2011 ($90.60 per share).

[4] This amount includes 7,335 RSUs scheduled to vest on March 2, 2012 and 9,271 RSUs scheduled to vest on March 1, 2013.

[5] This amount includes 6,561 RSUs scheduled to vest on March 2, 2012 and 3,257 RSUs scheduled to vest on March 1, 2013.

[6] This amount includes 333 restricted shares scheduled to vest on April 1, 2012; 333 restricted shares scheduled to vest on April 2, 2012; 332 restricted shares and 259 RSUs scheduled to vest on April 1, 2013; 258 RSUs scheduled to vest on April 1, 2014; 258 RSUs scheduled to vest on April 1, 2015; 167 RSUs scheduled to vest on May 1, 2014; 167 RSUs scheduled to vest on May 1, 2015; and 166 RSUs scheduled to vest on May 1, 2016.

[7] This amount includes 6,561 RSUs scheduled to vest on March 2, 2012 and 3,257 RSUs scheduled to vest on March 1, 2013.

[8] This amount includes 167 RSUs scheduled to vest on May 1, 2014; 167 RSUs scheduled to vest on May 1, 2015; and 166 RSUs scheduled to vest on May 1, 2016.

[9] This amount includes 6,561 RSUs scheduled to vest on March 2, 2012 and 3,257 RSUs scheduled to vest on March 1, 2013.

[10] This amount includes 166 restricted shares scheduled to vest on April 1, 2012; 333 restricted shares scheduled to vest on April 2, 2012; 166 restricted shares and 392 RSUs scheduled to vest on April 1, 2013; 392 RSUs scheduled to vest on April 1, 2014; 391 RSUs scheduled to vest on April 1, 2015; 334 RSUs scheduled to vest on May 1, 2014; 333 RSUs scheduled to vest on May 1, 2015; and 333 RSUs scheduled to vest on May 1, 2016.

[11] This amount includes 6,925 RSUs scheduled to vest on March 2, 2012 and 3,257 RSUs scheduled to vest on March 1, 2013.

[12] This amount includes 167 RSUs scheduled to vest on May 1, 2014; 167 RSUs scheduled to vest on May 1, 2015; 166 RSUs scheduled to vest on May 1, 2016; and 759 restricted shares (in phantom form) scheduled to vest on April 2, 2012.

[13] This amount includes 6,561 RSUs scheduled to vest on March 2, 2012 and 3,257 RSUs scheduled to vest on March 1, 2013.

[14] This amount includes 250 RSUs scheduled to vest on May 1, 2014; 250 RSUs scheduled to vest on May 1, 2015; and 250 RSUs scheduled to vest on May 1, 2016.

2011 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Douglas R. Oberhelman	48,000	$3,522,480	4,441	$457,798
Richard P. Lavin	140,000	$8,125,941	4,777	$499,541
Stuart L. Levenick	126,000	$8,986,005	4,441	$457,798
Edward J. Rapp	—	$ —	4,610	$480,713
Gerard R. Vittecoq	—	$ —	4,857	$508,726
Steven H. Wunning	54,000	$3,770,804	4,109	$424,110

[1]Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy income tax withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered.

[2]Upon release of the restricted stock, shares are surrendered to satisfy income tax withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered. The amount reported for Mr. Vittecoq includes a cash payment for the value of his equivalent restricted shares. Equivalent restricted shares were issued to Mr. Vittecoq prior to the granting of RSUs, as they provided a tax efficient award under Swiss tax law.

2011 Pension Benefits

Name	Plan Name[1]	Number of Years of Credited Service[2]	Present Value of Accumulated Benefit[3]	Payments During Last Fiscal Year
Douglas R. Oberhelman	RIP	35.00	$ 2,325,661	$ —
	SERP	35.00	$ 8,700,503	$ —
Richard P. Lavin	RIP	27.25	$ 1,897,662	$ —
	SERP	27.25	$ 3,663,895	$ —
Stuart L. Levenick	RIP	34.50	$ 2,292,437	$ —
	SERP	34.50	$ 6,255,475	$ —
Edward J. Rapp	RIP	32.50	$ 1,791,793	$ —
	SERP	32.50	$ 3,278,876	$ —
Gerard R. Vittecoq	Caprevi, Prevoyance	36.17	$17,189,888	$ —
Steven H. Wunning	RIP	35.00	$ 2,535,940	$ —
	SERP	35.00	$ 6,941,349	$ —

[1]Caterpillar Inc. Retirement Income Plan (RIP) is a noncontributory U.S. qualified defined benefit pension plan and the Supplemental Retirement Plan (SERP) is a U.S. non-qualified pension plan. The total benefit formula across both plans is 1.5 percent for each year of service (capped at 35 years) multiplied by the final average earnings during the highest five of the final ten years of employment. Final average earnings include base salary, short-term incentive compensation and deferred compensation. The employee's annual retirement income benefit under the qualified plan is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from SERP. SERP is not funded. Mr. Vittecoq participates in Caprevi, Prevoyance Caterpillar, a Swiss pension benefit plan. The Swiss plan requires participants to contribute approximately seven percent of pensionable income to the plan. The benefit formula is 1.75 percent for each year of service multiplied by the final average earnings for the highest three years of a participant's career. Final average earnings consist of base salary and short-term incentive pay, reduced by a prescribed percentage to arrive at "salary considered for contribution." The benefit can be received in a 100 percent lump sum payment or annuity.

[2]Mr. Oberhelman and Mr. Wunning have more than 35 years of service with the Company. Amounts payable under both RIP and SERP are based upon a maximum of 35 years of service. All RIP participants may receive their benefit immediately following termination of employment, or may defer benefit payments until any time between early retirement age and normal retirement age. SERP participants receive their benefit six months after their retirement date. Normal retirement age is defined as age 65 with five years of service. Early retirement is defined as: any age with 30 years of service, age 55 with 15 years of service or age 60 with 10 years of service. If a participant elects early retirement, benefits are reduced by four percent per year, before age 62. Currently, all NEOs are eligible to retire. Mr. Lavin, Mr. Levenick, Mr. Oberhelman, Mr. Rapp and Mr. Wunning are eligible for early retirement, with a four percent reduction per year under age 62. Mr. Vittecoq is eligible under the Swiss pension plan for a retirement benefit with no reduction.

[3]The amount in this column represents the actuarial present value for each NEO's accumulated pension benefit on December 31, 2011. For each NEO, it assumes benefits are payable at each NEO's earliest unreduced retirement age based upon current level of pensionable income. The interest rate of 4.36 percent and the RP2000 mortality table used in the calculations are based upon the FASB ASC 715 disclosure on December 31, 2011. Mr. Vittecoq's lump sum present value accumulated benefit is based upon the 12 month pension measurement date ending on December 31, 2011. The BVG 2010 mortality table and the Swiss disclosure interest rate of 2.60 percent were used to calculate Mr. Vittecoq's benefit.

		2011 Nonqualified Deferred Compensation			
Name	Plan Name	Executive Contributions in 2011[1]	Registrant Contributions in 2011[2]	Aggregate Earnings in 2011[3]	Aggregate Balance at 12/31/11[4]
Douglas R. Oberhelman	SDCP	$ 97,959	$48,980	$ (41,716)	$2,146,232
	SEIP	$ —	$ —	$ (10,772)	$ 826,560
	DEIP	$ —	$ —	$ (14,196)	$1,089,233
Richard P. Lavin	SDCP	$207,289	$35,815	$ (37,548)	$1,607,667
	SEIP	$ —	$ —	$ (3,956)	$ 303,535
	DEIP	$ —	$ —	$ (264)	$ 20,296
Stuart L. Levenick	SDCP	$ 86,629	$43,315	$ (16,606)	$2,889,585
	SEIP	$ —	$ —	$ (4,509)	$ 29,051
	DEIP	$ —	$ —	$(119,058)	$3,539,653
Edward J. Rapp	SDCP	$ 71,631	$35,816	$ (42,676)	$2,112,503
	SEIP	$ —	$ —	$ (2,708)	$ 52,256
	DEIP	$ —	$ —	$ (20,974)	$ 639,586
Gerard R. Vittecoq	EIP	$ 62,129	$49,703	$ (65,855)	$3,859,705
Steven H. Wunning	SDCP	$ 87,322	$43,661	$ (20,071)	$2,786,503
	SEIP	$ —	$ —	$ (7,323)	$ 539,361
	DEIP	$ —	$ —	$ (20,692)	$1,485,998

[1] The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan created in March of 2007 with a retroactive effective date of January 1, 2005, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP). All future contributions will be made under SDCP.

[2] SDCP allows eligible U.S. employees, including all NEOs (except Mr. Vittecoq), to voluntarily defer a portion of their base salary and short-term incentive pay into the plan and receive a Company matching contribution. LTCPP pay may also be deferred, but does not qualify for any Company matching contributions. Mr. Vittecoq is a participant in a non-U.S. Employee Investment Plan that allows him to contribute a portion of his base salary to the plan and receive a Company matching contribution. Amounts deferred by executives in 2011 for base salary, short-term incentive pay and/or long-term cash performance payouts are included in the 2011 Summary Compensation Table. Matching contributions in non-qualified deferred compensation plans made by Caterpillar in 2011 are also included in the 2011 All Other Compensation Table under the Matching Contributions SDCP column. SDCP participants may elect a lump sum payment, or an installment distribution payable for up to 15 years after separation.

[3] Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results. The investment choices available to the participant mirror those of our 401(k) plan.

[4] Amounts in this column were previously reported in the Summary Compensation Table for the years 2008 — 2010 as follows: Mr. Oberhelman $289,921; Mr. Lavin $549,722; Mr. Levenick $438,475; Mr. Rapp $252,175; Mr. Vittecoq $302,131; and Mr. Wunning $647,929.

Potential Payments Upon Termination or Change in Control

General

Caterpillar does not have any special severance agreements or packages (such as golden parachutes) under which payments are to be made to any NEO upon a termination of employment or change in control. Potential payments to NEOs may, however, be available under the terms of existing compensation and benefit programs in the case of termination (including voluntary separation, termination for cause or long-service separation) or a change in control of the Company. The terms applicable to these potential payments in various termination scenarios are discussed below.

Payments that would be provided to an NEO under plans generally available to management employees who are similarly situated to the NEOs in age, years of service, date of hire, etc. and that do not discriminate in favor of the NEOs (such as death and disability benefits, retiree medical and life insurance benefits) are not quantified in the following tabular information: The discussion below assumes that each NEO is eligible for benefits unless otherwise noted.

The following narrative and tabular information describes and quantifies certain payments and benefits that would become payable under existing plans and arrangements if the named executive's employment had terminated on December 31, 2011. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 30, 2011.

Terms of Potential Payments — Termination

The terms of potential payments to NEOs in each of the following termination scenarios under existing compensation and benefit programs follows:

- Voluntary Separation (resignation or termination without cause)

- Termination for Cause (termination)

- Long-Service Separation (retirement after age 55 with 5 or more years of Company service effective with the 2011 equity grant, and age 55 with 10 or more years service for prior year grants).

Equity awards

Unvested equity awards granted to NEOs in accordance with the long-term plan become fully vested and exercisable upon Long-Service Separation. Upon Termination for Cause, equity awards that are outstanding (whether vested or unvested) will expire. Potential amounts and assumptions regarding equity awards are included in the "Potential Payments Upon Termination or Change in Control" table (Potential Payments table) on page 52. These terms are applicable to all employees covered by the LTIP.

Short-term incentive pay

In the event of Long-Service Separation at December 31, 2011, NEOs would be eligible to receive the amount otherwise payable to them for the 2011 plan year under their applicable STIP. NEOs must be employed on the last day of the year to receive the full amount payable to them under ESTIP or STIP. NEOs who retire during the year receive a pro-rated payment. Potential amounts and assumptions regarding the short-term incentive pay are included in the Potential Payments table on page 52.

Long-term performance awards

In the event of Long-Service Separation at December 31, 2011, NEOs would be eligible to receive amounts otherwise payable to them under the LTCPP feature of the Caterpillar Inc. 2006 Long-Term Incentive Plan. The NEOs' eligibility and award amount would be determined at the conclusion of the performance period, depending on the achievement of the established performance criteria. Potential amounts and assumptions regarding the long-term incentive pay are included in the Potential Payments table on page 52. These terms are applicable to all employees covered by these long-term plans.

Deferred compensation

The "2011 Nonqualified Deferred Compensation" table on page 50 describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching contributions by the Company. LTCPP pay may also be deferred, but is not eligible for a Company matching contribution.

NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the named executive elects to further defer payment as permitted by the plans. The "Non-Qualified Deferred Compensation" column of the Potential Payments table assumes the NEO terminated employment at December 31, 2011, with no further deferral of payments.

Severance pay

Other than in accordance with the terms of existing compensation and benefit programs, the Company is not obligated to provide any special severance payments to any NEOs.

Perquisites

In the event of Long-Service Separation, perquisites such as security may be provided to the NEO at the discretion of the Compensation Committee.

Pension benefits

The footnotes to the "2011 Pension Benefits" table on page 49 include a description of the defined benefit pension plans (qualified and non-qualified) in which the NEOs participate, including the years of credited service and the present value of each NEO's accumulated pension benefit. These pension benefits are available to management employees generally and are not quantified in the tabular information in the Potential Payments table.

Terms & Potential Payments — Change in Control

Change in control provisions within our long and short-term plans generally provide for accelerated vesting. Potential payment amounts and assumptions are included in the following Potential Payments table. These change in control provisions are designed so that employees are not harmed in the event of termination of employment without cause or for good reason within 12 months following a change in control. The provisions are intended to ensure that executives evaluate business opportunities in the best interests of stockholders. The terms are applicable to all employees covered by these plans, and there are no payments made for Voluntary Separation or Termination for Cause.

		Equity Awards		Incentive				
Name	Termination Scenario	Stock Options/ SARs[1]	Restricted Stock/ RSUs[2]	Short-term Incentive[3]	Long-term Incentive[4]	Post Termination Benefits	Non-Qualified Deferred Compensation[5]	Total
Douglas R. Oberhelman	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$4,062,025	$ 4,062,025
	Long-Service Separation/Retirement	$20,293,860	$1,504,504	$3,247,389	$2,202,066	—	$4,062,025	$31,309,844
	Termination for Cause	$ —	$ —	$ —	$ —	—	$4,062,025	$ 4,062,054
	Change in Control	$20,293,860	$1,504,504	$3,859,666	$3,711,999	—	$4,062,025	$33,432,054
Richard P. Lavin	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$1,931,598	$ 1,931,598
	Long-Service Separation/Retirement	$14,414,700	$1,095,445	$1,258,438	$ 784,488	—	$1,931,598	$19,484,669
	Termination for Cause	$ —	$ —	$ —	$ —	—	$1,931,598	$ 1,931,598
	Change in Control	$14,414,700	$1,095,445	$1,447,008	$1,315,057	—	$1,931,598	$20,203,808
Stuart L. Levenick	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$6,458,289	$ 6,458,289
	Long-Service Separation/Retirement	$14,593,417	$ 934,811	$1,219,429	$ 868,849	—	$6,458,289	$24,074,795
	Termination for Cause	$ —	$ —	$ —	$ —	—	$6,458,289	$ 6,458,289
	Change in Control	$14,593,417	$ 934,811	$1,589,304	$1,451,594	—	$6,458,289	$25,027,415
Edward J. Rapp	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$2,804,345	$ 2,804,345
	Long-Service Separation/Retirement	$10,177,046	$1,146,815	$1,150,486	$ 784,488	—	$2,804,345	$16,063,180
	Termination for Cause	$ —	$ —	$ —	$ —	—	$2,804,345	$ 2,804,345
	Change in Control	$10,177,046	$1,146,815	$1,447,008	$1,315,057	—	$2,804,345	$16,890,271
Gerard R. Vittecoq	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$3,859,705	$ 3,859,705
	Long-Service Separation/Retirement	$14,978,563	$1,036,555	$1,904,792	$1,134,138	—	$3,859,705	$22,913,753
	Termination for Cause	$ —	$ —	$ —	$ —	—	$3,859,705	$ 3,859,705
	Change in Control	$14,978,563	$1,036,555	$2,068,670	$1,892,651	—	$3,859,705	$23,836,144
Steven H. Wunning	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$4,811,862	$ 4,811,862
	Long-Service Separation/Retirement	$14,593,417	$ 957,461	$1,390,955	$ 880,610	—	$4,811,862	$22,634,305
	Termination for Cause	$ —	$ —	$ —	$ —	—	$4,811,862	$ 4,811,862
	Change in Control	$14,593,417	$ 957,461	$1,612,398	$1,471,822	—	$4,811,862	$23,446,960

Potential Payments Upon Termination or Change in Control

[1] In the event of termination of employment due to a change in control, maximum payout factors are assumed for amounts payable under the Caterpillar Inc. 2006 Long-Term Incentive Plan (LTIP) and ESTIP. Additionally, all unvested stock options, SARs, restricted stock and RSUs vest immediately. Stock options and SARs remain exercisable over the normal life of the grant. For valuation purposes, as of December 30, 2011, when the closing price of Caterpillar common stock was $90.60, the 2009 and 2010 grants were in the money. The 2011 grant price was higher than the year-end closing price and, thus, the 2011 grant was underwater. The 2009, 2010 and 2011 grants were not fully vested as of December 30, 2011. For separations due to Long-Service Separation, death and disability, the life of the equity grant is reduced to a maximum of 60 months from the date of separation or 10 years from the original granting date, whichever occurs first. For Voluntary Separations, the equity grant life is reduced to 60 days from the date of separation.

[2] The LTIP allows immediate vesting to occur on outstanding restricted stock and RSUs in the event of a change in control. The valuation shown is based upon the number of shares vesting multiplied by the closing price of Caterpillar common stock on December 30, 2011, which was $90.60 per share.

[3] ESTIP provisions provide for the maximum payout allowed under the plan in the event of a change in control. The plan provisions limit the payout to a maximum of $4 million in any single year. Amounts shown for change in control represent the maximum payout available under ESTIP for all NEOs. In the event of a Voluntary Separation or Termination for Cause before the completion of the performance period, ESTIP plan participants forfeit any benefit. Participants in ESTIP who separate due to Long-Service Separation receive a prorated benefit based on the time of active employment during the performance period.

[4] The LTCPP provisions provide for maximum payout allowed for each open plan cycle in the event of a change in control. Participants who separate via a change in control receive a prorated benefit based on the time of active employment during the performance period. Change in control amounts shown for all NEOs represent a prorated benefit at maximum payout for plan cycles 2010-2012 and 2011-2013, both of which are open cycles as of December 31, 2011. Plan provisions in effect for the 2010-2012 and 2011-2013 performance cycles restrict Mr. Oberhelman's payout to $5 million per plan cycle. The 2009-2011 plan cycle amounts are not shown as this cycle was fully vested as of December 31, 2011. Participants who separate via a Long-Service Separation receive a prorated benefit based on the time of active employment during the performance period. The amount shown for Long-Service Separation is the NEO's prorated benefit based on a target payout for plan cycles 2010-2012 and 2011-2013, both of which were open cycles as of December 31, 2011. Participants forfeit any benefit upon a Voluntary Separation or a Termination for Cause that occurs prior to the completion of the performance cycle.

[5] Amounts assume Termination or Change in Control separation occurring on December 31, 2011, with no further deferral of available funds.

Director Compensation

Compensation for non-employee directors is comprised of the following components:

Cash Retainer:	$150,000
Restricted Stock Grant (1 year vesting)	$100,000
Committee Chairman Stipend:	Audit $20,000
	Compensation $20,000
	Governance. $15,000
	Public Policy $15,000

Target ownership guidelines require directors to own Caterpillar common stock in the amount of two and one half times their annual compensation. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines.

Under Caterpillar's Directors' Deferred Compensation Plan (DDCP), directors may defer 50 percent or more of their annual retainer and stipend in an interest-bearing account or an account representing equivalent shares of Caterpillar stock.

Directors appointed or elected to the Board of Directors prior to April 1, 2008, also participate in a Charitable Award Program. Under the program, a donation of up to $1 million will be made by the Company, in the director's name, in ten equal annual installments, with the first installment to be made as soon as practicable after the director's death. Of the total donation, half will be donated to the eligible tax-exempt organization(s) selected by the director, and the remainder will be directed to the Caterpillar Foundation. The maximum amount payable is $1 million on behalf of each eligible director. The sum is based on the director's length of service. The program is financed through the purchase of life insurance policies. Directors derive no financial benefit from the program. Premiums paid by the Company for this program are included in the following "2011 All Other Director Compensation Table."

Director Compensation for 2011					
Director	**Fees Earned or Paid in Cash**	**Stock Awards[1]**	**Option Awards[1]**	**All Other Compensation[2]**	**Total**
John R. Brazil[3]	$ 89,502	$100,087	$ N/A	$ 1,000	$190,589
David L. Calhoun[3]	$ 87,500	$ N/A	$ N/A	$ —	$ 87,500
Daniel M. Dickinson	$167,001	$100,087	$ N/A	$ 4,000	$271,088
Eugene V. Fife	$178,251	$100,087	$ N/A	$34,879	$313,217
Juan Gallardo	$164,502	$100,087	$ N/A	$ 1,500	$266,089
David R. Goode	$182,004	$100,087	$ N/A	$29,520	$311,611
Jesse J. Greene, Jr.	$167,001	$100,087	$ N/A	$ 4,000	$271,088
Peter A. Magowan	$164,502	$100,087	$ N/A	$ 1,500	$266,089
Dennis A. Muilenburg[3]	$ 87,500	$ N/A	$ N/A	$ —	$ 87,500
William A. Osborn	$183,255	$100,087	$ N/A	$ 1,500	$284,842
Charles D. Powell	$178,251	$100,087	$ N/A	$34,880	$313,218
Edward B. Rust, Jr.	$164,502	$100,087	$ N/A	$36,557	$301,146
Susan C. Schwab	$164,502	$100,087	$ N/A	$ 3,600	$268,189
Joshua I. Smith	$164,502	$100,087	$ N/A	$ 1,500	$266,089
Miles D. White	$164,502	$100,087	$ N/A	$12,000	$276,589

[1] As of December 31, 2011, the number of vested and non-vested options, RSUs and Restricted Shares held by each individual serving as a non-employee director during 2011 was: Mr. Brazil: 0; Mr. Calhoun: 0; Mr. Dickinson: 6,813 (which consists of 5,833 SARs and 980 Restricted Shares); Mr. Fife: 24,980 (which consists of 24,000 NQs and 980 Restricted Shares); Mr. Gallardo: 45,813 (which consists of 32,000 NQs, 12,833 SARs and 980 Restricted Shares); Mr. Goode: 29,813 (which consists of 16,000 NQs, 12,833 SARs and 980 Restricted Shares); Mr. Greene: 980 (which consists of 980 Restricted Shares); Mr. Magowan: 29,813 (which consists of 16,000 NQs, 12,833 SARs and 980 Restricted Shares); Mr. Muilenburg: 0; Mr. Osborn: 29,813 (which consists of 16,000 NQs, 12,833 SARs and 980 Restricted Shares); Mr. Powell: 45,813 (which consists of 32,000 NQs, 12,833 SARs and 980 Restricted Shares); Mr. Rust: 21,813 (which consists of 8,000 NQs, 12,833 SARs and 980 Restricted Shares); Ms. Schwab: 980 (which consists of 980 Restricted Shares); Mr. Smith: 20,813 (which consists of 14,000 NQs, 5,833 SARs and 980 Restricted Shares); and Mr. White: 980 (which consists of 980 Restricted Shares). Mr. Calhoun, Mr. Dickinson, Mr. Gallardo, Mr. Goode, Mr. Magowan and Mr. Rust deferred 100 percent of their 2011 retainer fee into the Directors' Deferred Compensation Plan.

[2] All Other Compensation represents Company matching gift contributions and premium cost, plus administrative fees associated with the Directors' Charitable Award Program. Outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program. The Foundation will match contributions to eligible two-year or four-year colleges or universities, arts and cultural institutions, public policy and environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year. The amounts listed represent the named directors' year 2011 insurance premium and administrative fee. For directors whose policy premiums are fully paid, the amount included represents only the administrative fee of $1,500. Directors who joined the Board after April 1, 2008 are not eligible to participate in this program.

[3] Mr. Brazil retired from the Board on June 8, 2011; Mr. Calhoun and Mr. Muilenburg were elected to the Board on June 8, 2011.

2011 All Other Director Compensation Table			
Director	**Company Matching Gift Contributions[1]**	**Directors' Charitable Award Program — Insurance Premiums and Administrative Costs[2]**	**Total**
John R. Brazil	$ —	$ 1,000	$ 1,000
David L. Calhoun	$ —	$ —	$ —
Daniel M. Dickinson	$ 3,000	$ 1,000	$ 4,000
Eugene V. Fife	$ —	$34,879	$34,879
Juan Gallardo	$ —	$ 1,500	$ 1,500
David R. Goode	$28,020	$ 1,500	$29,520
Jesse J. Greene, Jr.	$ 4,000	$ —	$ 4,000
Peter A. Magowan	$ —	$ 1,500	$ 1,500
Dennis A. Muilenburg	$ —	$ —	$ —
William A. Osborn	$ —	$ 1,500	$ 1,500
Charles D. Powell	$ —	$34,880	$34,880
Edward B. Rust, Jr.	$ 4,000	$32,557	$36,557
Susan C. Schwab	$ 3,600	$ —	$ 3,600
Joshua I. Smith	$ —	$ 1,500	$ 1,500
Miles D. White	$12,000	$ —	$12,000

[1] Outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program. The Foundation will match contributions to eligible two-year or four-year colleges or universities, arts and cultural institutions, public policy and environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year.

[2] The amounts listed represent the named directors' year 2011 insurance premium and administrative fee. For directors whose policy premiums are fully paid, the amount shown represents only the administrative fee of $1,500. Mr. Calhoun, Mr. Greene, Mr. Muilenburg, Ms. Schwab and Mr. White are not eligible to participate in this program, as they joined the Board after the program's elimination period for new participants.

Compensation Risk

The Compensation Committee regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the Compensation Committee, and the Compensation Committee concluded that the compensation plans reflected the appropriate compensation goals and philosophy. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of our records, we believe that all reports required to be filed during 2011 pursuant to Section 16(a) of the Securities Exchange Act of 1934 were filed on a timely basis, except that John Brazil and Rich Lavin, each filed a late report for one transaction. In addition, Mr. Lavin had two separate transactions in 2010 for which reports were not timely filed.

Matters Raised at the Annual Meeting not Included in this Statement

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

Under Caterpillar's Bylaws, a stockholder may bring a matter to vote at the Annual Meeting by giving adequate notice to Caterpillar Inc. by mail c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. To qualify as adequate, the notice must contain the information specified in our Bylaws. In the case of stockholder nominations of directors, notice must be received by us not less than 90 days prior to the Annual Meeting. In the case of all other matters, notice must be received by us not less than 45 days nor more than 90 days prior to the Annual Meeting. However, in the case of matters other than stockholder nominations of directors, if less than 60 days' notice of the Annual Meeting date is given to stockholders, notice of a matter to be brought before the Annual Meeting may be provided to us up to the 15th day following the date the notice of the Annual Meeting was provided. For more information regarding stockholder nominations of directors, see "Governance Committee — Stockholder Nominations" in Part Two of this proxy statement.

Note that Proposal 5 involves amending the advance notice provisions of the Bylaws. If this proposal is approved, the deadlines and processes for submitting proposals will be different than described above. In that case, you should observe the new deadlines and procedures, which are described under Proposal 5. If Proposal 5 is approved, the amended Bylaws will be promptly posted on our website and filed with the SEC.

Access to Form 10-K

On written request, we will provide, without charge to each record or beneficial holder of Caterpillar common stock as of April 16, 2012, a copy of our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC, including the financial statements and schedules thereto. Written requests should be directed to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

Admission and Ticket Request Procedure

Admission

Admission is limited to stockholders of record on April 16, 2012 and one immediate family member, or one individual designated as a stockholder's authorized proxy holder or one representative designated in writing to present a stockholder proposal. In each case, the individual must have an admission ticket and valid government issued photo identification to be admitted to the Annual Meeting. In addition, share ownership will be verified.

Ticket Request Deadline

Ticket requests must include all information specified in the applicable table below and be submitted in writing and received by Caterpillar on or before May 25, 2012. No requests will be processed after that date.

To Submit a Request

Submit ticket requests by mail to Caterpillar Inc. c/o Corporate Secretary, 100 NE Adams Street, Peoria, Illinois 61629-6490 or by facsimile to 309-494-1467. Ticket requests by telephone will not be accepted.

Authorized Proxy Representative

A stockholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The stockholder information specified below and a written proxy authorization must accompany the ticket request.

Proponent of a Stockholder Proposal

For each stockholder proposal included in this proxy statement, the stockholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the stockholder at the Annual Meeting. One admission ticket will be issued for the designated representative.

Media

Accredited members of the media must register with the Company prior to the Annual Meeting. To register, please contact Jim Dugan by phone 309-494-4100 or e-mail (Dugan_Jim@CAT.com).

Analysts

Analysts must register with the Company prior to the Annual Meeting. To register, please contact Mike DeWalt by phone 309-675-4549 or e-mail (CATir@CAT.com).

Registered Stockholders

For ownership verification provide:

Option A
- Name(s) of stockholder,
- Address,
- Phone number, and
- Social security number or stockholder account key; **or**

Option B
- A copy of your proxy card or notice showing stockholder name and address

Also include:
- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

Beneficial Holders

For ownership verification provide one of the following:
- A copy of your April brokerage account statement showing Caterpillar stock ownership as of the record date (4/16/12); or
- A letter from your broker, bank or other nominee verifying your record date (4/16/12) ownership; or
- A copy of your brokerage account voting instruction card showing stockholder name and address

Also include:
- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

Appendix A — Proposed Changes to Restated Certificate of Incorporation and Bylaws Concerning Stockholders' Right to Call Special Meetings

If Proposal 4 is approved by stockholders at the 2012 Annual Meeting, the following amendments to the Restated Certificate of Incorporation and Bylaws will be approved.

RESTATED CERTIFICATE OF INCORPORATION
OF
CATERPILLAR INC.

Caterpillar Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Caterpillar Inc. The date of filing its original Certificate of Incorporation with the Secretary of State was March 12, 1986.

2. This Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation and has been duly adopted by the stockholders of the corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of Delaware.

3. The text of the Certificate of Incorporation is amended and restated to read as herein set forth in full:

FIRST: The name of this corporation is Caterpillar Inc.

SECOND: The address of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: (a) The corporation is authorized to issue two classes of shares to be designated, respectively, "common stock" and "preferred stock." The total number of such shares shall be two billion and five million (2,005,000,000), all of which shares shall have a par value of $1.00 per share. The total number of shares of common stock authorized to be issued shall be two billion (2,000,000,000) and the total number of shares of preferred stock authorized to be issued shall be five million (5,000,000).

(b) The shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to establish from time to time by resolution or resolutions the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to the fixing or alteration of the dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of preferred stock, and the number of shares constituting any such series and the designation thereof, or any or all of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have power to make, alter, amend and repeal the bylaws (except so far as the bylaws adopted by the stockholders shall otherwise provide). Any bylaws made by the Board of Directors under the powers conferred hereby may be altered, amended or repealed by the Board of Directors or by the stockholders. Notwithstanding the foregoing and anything contained in this Certificate of Incorporation to the contrary, Sections 1(b)(ii), 1(c) and 3(f) of Article II, and Section 1 of Article III of the bylaws shall not be altered, amended or repealed, and no provisions inconsistent therewith shall be adopted, without the affirmative vote of the holders of not less than a majority of the outstanding stock of the corporation entitled to vote generally in the election of directors, voting together as a single class (it being understood that for the purposes of this Article FIFTH, each share shall have one vote except as otherwise provided in accordance with Article FOURTH).

SIXTH: (a) The number of directors which shall constitute the whole Board of Directors of this corporation shall be as specified in the bylaws of the corporation, subject to the provisions of Article FIFTH herein and this Article SIXTH.

(b) At each annual meeting of stockholders, directors shall be elected for a term of office to expire at the next annual meeting of stockholders, with each director to serve until his successor is duly elected and qualified or until his death, resignation or removal.

(c) No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(d) Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by stockholders), even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified.

(e) Any director may be removed from office without cause but only by the affirmative vote of the holders of not less than a majority of the outstanding stock of the corporation entitled to vote generally in the election of directors, voting together as a single class (it being understood that for the purpose of this Article SIXTH, each share shall have one vote except as otherwise provided in accordance with Article FOURTH).

(f) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock issued by this corporation having a preference over the common stock as to dividends or upon liquidation, shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, terms of removal and other features of such directorships shall be governed by the terms of Article FOURTH and the resolution or resolutions establishing such class or series adopted pursuant thereto.

SEVENTH: (a) Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

(b) Special meetings of the stockholders of this corporation for any purpose or purposes may be called at any time by the Chairman of the Board**, or** the **President**~~Chief Executive Officer~~, **the Secretary** or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, but such special meetings may not be called by any other person or persons**, except as otherwise provided in the bylaws of this corporation**.

(c) Advance notice of stockholder nominations for the election of directors shall be given in the manner provided in the bylaws of this corporation.

(d) Election of directors need not be by written ballot unless the bylaws of this corporation shall so provide.

EIGHTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the affirmative vote of not less than a majority of the total voting power of all outstanding shares of stock in this corporation entitled to vote generally in the election of directors voting together as a single class (it being understood that for the purposes of this Article EIGHTH, each share shall have one vote except as otherwise provided in accordance with Article FOURTH) shall be required to alter, amend or repeal, or adopt any provisions inconsistent with the provisions set forth in Articles FIFTH, SIXTH, SEVENTH, and this Article EIGHTH.

NINTH: No director shall be personally liable to the corporation or any stockholders for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the Delaware Code (relating to the Delaware General Corporation Law) or any amendment thereto or any successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (i) shall have breached the duty of loyalty to the corporation of its stockholders, (ii) shall not have acted in good faith, or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article NINTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article NINTH, shall eliminate or reduce the effect of this Article NINTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article NINTH would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

CATERPILLAR INC.
BYLAWS

Article I
Offices

Section 1. Registered Office.

The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices.

The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Article II
Stockholders

Section 1. Stockholder Meetings.

(a) Place of Meetings. Meetings of stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be designated by the board of directors.

(b) Annual Meeting.

(i) The annual meeting of stockholders shall be held on the second Wednesday in April in each year at a time designated by the board of directors, or at such a time and date as may be designated by the board.

(ii) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than 45 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 60 days' notice of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the fifteenth (15th) day following the date on which such notice of the date of the annual meeting was mailed. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 1(b)(ii). The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(c) Special Meetings.

(i) Special meetings of the stockholders of this corporation for any purpose or purposes may be called at any time by the chairman of the board**, or by the chief executive officer, by** the ~~vice chairman~~secretary, or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors, but such special meetings may not be called by any other person or persons.

(ii) A special meeting of stockholders shall be called by the board of directors upon written request to the secretary of one or more record holders of shares of stock of the corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth, for each stockholder requesting the meeting, the information required to be in a stockholder's notice pursuant to Article II, Section 1(b)(ii) (as if such notice were submitted in connection with an annual meeting) or Article III, Section 1(d)(ii) of these bylaws, as applicable.

(iii) A special meeting requested by stockholders shall be held at such date, time and place as may be fixed by the board of directors; provided, however, that the date of any such special meeting shall not be more than ninety (90) days after a proper request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if (1) the business proposed to be brought before the special meeting by stockholders is not a proper subject for stockholder action under applicable law or (2) the board of directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the board of directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the board of directors, in its discretion, may cancel the special meeting.

(iv) Business transacted at all special meetings shall be limited to the matters stated in the corporation's notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the request for the special meeting; provided, however, that nothing herein shall prohibit the board of directors from submitting additional matters to stockholders at any such special meeting. In the event that a special meeting is called at the request of stockholders for the purpose of electing one or more persons to the board of directors, a stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice is submitted within the time and in the manner required by Article III, Section 1(d)(ii) of these bylaws.

(v) Notwithstanding anything in the bylaws to the contrary, no business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and included in the corporation's notice of meeting) shall be conducted at a special meeting except in accordance with the procedures set forth in this Section 1(c). The presiding officer of a special meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1(c), and if the presiding officer should so determine, the presiding officer shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(d) Notice of Meetings. Notice of every meeting of the stockholders shall be given in any manner permitted by law, and such notice shall include the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting.

(e) Quorum. Except as otherwise required by law, the certificate of incorporation and these bylaws, the holders of not less than one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all meetings of the stockholders. If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then, except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum.

Section 2. Determination of Stockholders Entitled to Vote.

To determine the stockholders entitled to notice of any meeting or to vote, the board of directors may fix in advance a record date for each as provided in Article VI, Section 1 hereof.

Section 3. Voting.

    (a) Subject to the provisions of applicable law, and except as otherwise provided in the certificate of incorporation, each stockholder present in person or by proxy shall be entitled to one vote for each full share of stock registered in the name of such stockholder at the time fixed by the board of directors or by law as the record date of the determination of stockholders entitled to vote at a meeting.

    (b) Every stockholder entitled to vote may do so in person or by one or more agents authorized by proxy. Such authorization may be in writing or by transmission of an electronic communication, as permitted by law and in accordance with procedures established for the meeting.

    (c) Voting may be by voice or by ballot as the chairman of the meeting shall determine.

    (d) In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

    (e) In advance of any meeting of stockholders the board of directors may appoint one or more persons (who shall not be candidates for office) as inspectors of election to act at the meeting. If inspectors are not so appointed, or if an appointed inspector fails to appear or fails or refuses to act at a meeting, the chairman of any meeting of stockholders may, and on the request of any stockholder or his proxy shall, appoint inspectors of election at the meeting.

    (f) Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.


Article III
Board of Directors


Section 1. Election of Directors.

    (a) Number. The authorized number of directors of the corporation shall be fixed from time to time by the board of directors but shall not be less than three (3). The exact number of directors shall be determined from time to time either by a resolution or bylaw duly adopted by the board of directors.

    (b) Election and Terms of Directors. Each director shall serve for a term of office to expire at the next annual meeting of stockholders, with each director to serve until his successor is duly elected and qualified or until his death, resignation or removal.

    (c) Newly Created Directorships and Vacancies. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by stockholders), even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified.

    (d) Nomination of Directors. Candidates for director shall be nominated either

        (i) by the board of directors or a committee appointed by the board of directors or

        (ii) by nomination at any such stockholders' meeting by or on behalf of any stockholder entitled to vote at such meeting provided that written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the corporation not later than (1) with respect to an election to be held at an annual meeting of stockholders, ninety (90) days in advance of such meeting, and (2) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth (10th) day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (e) the consent of each nominee to serve as a director of the corporation if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(e) Removal. Any director may be removed from office without cause but only by the affirmative vote of the holders of not less than a majority of the outstanding stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

(f) Preferred Stock Provisions. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock issued by this corporation having a preference over the common stock as to dividends or upon liquidation, shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, nominations, terms of removal and other features of such directorships shall be governed by the terms of Article FOURTH of the certificate of incorporation and the resolution or resolutions establishing such class or series adopted pursuant thereto.

Section 2. Meetings of the Board of Directors.

(a) Regular Meetings. Regular meetings of the board of directors shall be held without call at the following times (unless otherwise set forth in a meeting notice):

   (i) 7:30 a.m. on the second Wednesday in February, April, June, August, October and December;

   (ii) one-half hour prior to any special meeting of the stockholders, and immediately following the adjournment of any special meeting of the stockholders.

Notice of all such regular meetings is permitted but not required.

(b) Special Meetings. Special meetings of the board of directors may be called by the chairman of the board, any two (2) directors or by any officer authorized by the board.

(c) Notice of Meetings. Notices setting the time and place of meetings shall be given by the secretary or an assistant secretary, or by any other officer authorized by the board. Such notices shall be given to each director personally or by mail, messenger, telephone or electronic transmission. Notice by mail shall be deposited in the United States mail, postage prepaid, not later than the third (3rd) day prior to the date fixed for the meeting. Notice by telephone or electronic transmission shall be sent, and notice given personally or by messenger shall be delivered, at least twenty-four (24) hours prior to the time set for the meeting. Notice of a special meeting need not contain a statement of the purpose of the meeting.

(d) Adjourned Meetings. A majority of directors present at any regular or special meeting of the board of directors, whether or not constituting a quorum, may adjourn from time to time until the time fixed for the next regular meeting. Notice of the time and place of holding an adjourned meeting shall not be required if the time and place are fixed at the meeting adjourned.

(e) Place of Meetings. Unless (i) a resolution of the board of directors, or (ii) the written consent of all directors given either before or after the meeting and filed with the secretary or (iii) the meeting notice, designates a different place within or without the State of Delaware, meetings of the board of directors, both regular and special, shall be held at the corporation's offices at 100 N.E. Adams Street, Peoria, Illinois.

(f) Participation by Telephone or Other Means. Members of the board may participate in a meeting through use of conference telephone or other communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

(g) Quorum. At all meetings of the board one-third of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting. Less than a quorum may adjourn any meeting of the board from time to time without notice.

Section 3. Action Without a Meeting.

Any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board.

Section 4. Compensation of Directors.

The directors may be paid such compensation for their services as the board shall from time to time determine. Directors who receive salaries as officers or employees of the corporation shall not receive additional compensation for their services as directors.

Section 5. Committees of the Board.

There shall be such committees of the board of directors each consisting of two or more directors with such authority, subject to applicable law, as a majority of the board shall by resolution determine. Committees of the board shall meet subject to the call of the chairman of each committee and shall prepare and file with the secretary minutes of their meetings. Unless a committee shall by resolution establish a different procedure, notice of the time and place of committee meetings shall be given by the chairman of the committee, or at his request by the chairman of the board or by the secretary or an assistant secretary. Such notice shall be given to each committee member personally or by mail, messenger, telephone or electronic transmission at the times provided in subsection (c) of Section 2 of this Article for notice of special meetings of the board of directors. One-third of a committee but not less than two members shall constitute a quorum for the transaction of business. Except as a committee by resolution may determine otherwise, the provisions of Section 3 and of subsections (d), (e) and (f) of Section 2 of this Article shall apply, mutatis mutandis, to meetings of board committees.

Article IV
Officers

Section 1. Officers.

The officers of the corporation shall be a chairman of the board, who shall be the chief executive officer, one or more group presidents, one or more vice presidents, a chief financial officer, a secretary and a treasurer, together with such other officers as the board of directors shall determine. Any two or more offices may be held by the same person.

Notwithstanding the foregoing or any other provision of these bylaws, the chairman of the board may be an individual other than the chief executive officer only for a period not to exceed six months commencing upon the effective date of the election of a new chief executive officer.

Section 2. Election and Tenure of Officers.

Officers shall be elected by the board of directors, shall hold office at the pleasure of the board, and shall be subject to removal at any time by the board. Vacancies in office may be filled by the board.

Section 3. Powers and Duties of Officers.

Each officer shall have such powers and duties as may be prescribed by the board of directors or by an officer authorized so to do by the board.

Section 4. Compensation of Officers.

The compensation of officers shall be determined by the board of directors; provided that the board may delegate authority to determine the compensation of any assistant secretary or assistant treasurer, with power to redelegate.

Article V
Indemnification

The corporation shall indemnify to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or served any other enterprise as a director or officer at the request of the corporation or any predecessor of the corporation. The corporation shall pay or reimburse the actual and reasonable expenses (including attorneys fees) of such person incurred in defending any threatened or pending proceeding in advance of its final disposition if the corporation has received an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under this Article V or otherwise.

The foregoing provisions of this Article V shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The foregoing rights of indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any director or officer may be entitled apart from the provisions of this Article.

The board of directors in its discretion shall have power on behalf of the corporation to indemnify and advance expenses to any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an employee of the corporation.

Article VI
Miscellaneous

Section 1. Record Date.

(a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions at the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such corporate action. If not fixed by the board, the record date shall be at the close of business on the day on which the board of directors adopts resolution relating thereto.

(c) Stockholders on a record date are entitled to notice, to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided by agreement or by applicable law.

Section 2. Stock Certificates.

(a) Shares of the corporation may be certificated or uncertificated, as provided under the laws of the State of Delaware. Every holder of certificated shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the chairman of the board or the vice chairman, or by the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

(b) The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Corporate Seal.

The corporation shall have a corporate seal in such form as shall be prescribed and adopted by the board of directors.

Section 4. Construction and Definitions.

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware shall govern the construction of these bylaws.

Section 5. Amendments.

Subject to the provisions of the certificate of incorporation, these bylaws may be altered, amended or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at the meeting; provided that in the notice of such special meeting notice of such purpose shall be given. Subject to the laws of the State of Delaware, the certificate of incorporation and these bylaws, the board of directors may by majority vote of those present at any meeting at which a quorum is present amend these bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation.

Appendix B — Proposed Changes to Bylaws Concerning Advance Notice Provisions

If Proposal 5 is approved by stockholders at the 2012 Annual Meeting, the following amendments to the Bylaws will be approved.

CATERPILLAR INC.
BYLAWS

Article I
Offices

Section 1. Registered Office.

The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices.

The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Article II
Stockholders

Section 1. Stockholder Meetings.

    (a) Place of Meetings. Meetings of stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be designated by the board of directors.

    (b) Annual Meeting.

        (i) The annual meeting of stockholders shall be held on the second Wednesday in April in each year at a time designated by the board of directors, or at such a time and date as may be designated by the board.

        (ii) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder **(other than the nomination of a person for election as a director, which is governed by Article III, Section 1(d)(ii) of these bylaws)**, the stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than ~~45~~**60** days nor more than ~~90~~**120** days prior to the **first anniversary of the preceding year's annual** meeting; provided, however, that in the event that ~~less than 60 days' notice of~~ the date of the **annual** meeting is ~~given or made to stockholders~~**more than 30 days before or 30 days after such anniversary date**, notice by the stockholder to be timely must be so received not **earlier than 120 days prior to such annual meeting and not** later than the close of business on the fifteenth (15th) day following the date on which ~~such notice~~**public announcement** of the date of the annual meeting was ~~mailed~~**first made by the corporation**. **In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.** A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting **and**~~,~~ (b) **as to the stockholder proposing such business and any beneficial owner on whose behalf the proposal is made (1)** the name and address, as they appear on the corporation's books, of the stockholder ~~proposing~~ **and** such ~~business~~**beneficial owner**, (~~c~~**2**) **a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to introduce the matter specified in the notice, (3)** the class and number of shares of the corporation which are beneficially owned ~~by the stockholder and~~ (~~d~~) **by such stockholder and beneficial owner, (4)** any material interest of ~~such~~**the** stockholder **and beneficial owner** in such business**, (5) a description of any agreement, arrangement or understanding with respect to such business between or among such stockholder and beneficial owner and any other person or persons (naming such person or persons), (6) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, stock appreciation or similar rights, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or cash) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the corporation's capital stock, or increase or decrease the voting power of such stockholder and beneficial owner with respect to shares of stock of the corporation and (7) a representation that such stockholder and beneficial owner will promptly notify the corporation in writing of any changes in the information required by this Section 1(b)(ii)**. Notwithstanding anything in the bylaws to the contrary, no business **(other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and included in the corporation's notice of meeting)** shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 1(b)(ii)**, or, with respect to the election of directors, the provisions of Article III, Section 1(d) of these bylaws**. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(c) Special Meetings. Special meetings of the stockholders of this corporation for any purpose or purposes may be called at any time by the chairman of the board or the vice chairman, or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors, but such special meetings may not be called by any other person or persons.

(d) Notice of Meetings. Notice of every meeting of the stockholders shall be given in any manner permitted by law, and such notice shall include the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting.

(e) Quorum. Except as otherwise required by law, the certificate of incorporation and these bylaws, the holders of not less than one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all meetings of the stockholders. If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then, except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum.

Section 2. Determination of Stockholders Entitled to Vote.

To determine the stockholders entitled to notice of any meeting or to vote, the board of directors may fix in advance a record date for each as provided in Article VI, Section 1 hereof.

Section 3. Voting.

(a) Subject to the provisions of applicable law, and except as otherwise provided in the certificate of incorporation, each stockholder present in person or by proxy shall be entitled to one vote for each full share of stock registered in the name of such stockholder at the time fixed by the board of directors or by law as the record date of the determination of stockholders entitled to vote at a meeting.

(b) Every stockholder entitled to vote may do so in person or by one or more agents authorized by proxy. Such authorization may be in writing or by transmission of an electronic communication, as permitted by law and in accordance with procedures established for the meeting.

(c) Voting may be by voice or by ballot as the chairman of the meeting shall determine.

(d) In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

(e) In advance of any meeting of stockholders the board of directors may appoint one or more persons (who shall not be candidates for office) as inspectors of election to act at the meeting. If inspectors are not so appointed, or if an appointed inspector fails to appear or fails or refuses to act at a meeting, the chairman of any meeting of stockholders may, and on the request of any stockholder or his proxy shall, appoint inspectors of election at the meeting.

(f) Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Article III
Board of Directors

Section 1. Election of Directors.

(a) Number. The authorized number of directors of the corporation shall be fixed from time to time by the board of directors but shall not be less than three (3). The exact number of directors shall be determined from time to time either by a resolution or bylaw duly adopted by the board of directors.

(b) Election and Terms of Directors. Each director shall serve for a term of office to expire at the next annual meeting of stockholders, with each director to serve until his successor is duly elected and qualified or until his death, resignation or removal.

(c) Newly Created Directorships and Vacancies. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by stockholders), even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified.

(d) Nomination of Directors. Candidates for director shall be nominated either

(i) by the board of directors or a committee appointed by the board of directors or

(ii) by nomination at any such stockholders' meeting by or on behalf of any stockholder entitled to vote at such meeting provided that written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the corporation **not later than** (1) with respect to an election to be held at an annual meeting of stockholders, **not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or 30 days after such anniversary date, notice by the stockholder to be timely must be so given not earlier than 120 days prior to such annual meeting and not later than the fifteenth (15th) day following the date on which public announcement of the date of such meeting is first made by the corporation**~~ninety (90) days in advance of such meeting,~~ and (2) with respect to an election to be held at a special meeting of stockholders for the election of directors, **not later than** the close of business on the tenth (10th) day following the date on which ~~notice of~~**public announcement of the date of** such meeting is first ~~given to stockholders~~**made by the corporation**. **In no event shall the public announcement**

67

of an adjournment or postponement of a meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Each such notice shall set forth **as to the stockholder giving the notice and any beneficial owner on whose behalf the nomination is made**: (a) the name and address of **such**~~the~~ stockholder **and beneficial owner** ~~who intends to make the nomination~~ and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) **the class and number of shares of the corporation which are beneficially owned by such stockholder and beneficial owner, (d)** a description of all arrangements or understandings between **or among such**~~the~~ stockholder **and beneficial owner** and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (**e**~~d~~) **a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, stock appreciation or similar rights, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or cash) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the corporation's capital stock, or increase or decrease the voting power of such stockholder and beneficial owner with respect to shares of stock of the corporation; (f) a representation that such stockholder and beneficial owner will promptly notify the corporation in writing of any changes in the information required by this Section 1(d)(ii)**; (**d**~~g~~) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (**e**~~h~~) the consent of each nominee to serve as a director of the corporation if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(e) Removal. Any director may be removed from office without cause but only by the affirmative vote of the holders of not less than a majority of the outstanding stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

(f) Preferred Stock Provisions. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock issued by this corporation having a preference over the common stock as to dividends or upon liquidation, shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, nominations, terms of removal and other features of such directorships shall be governed by the terms of Article FOURTH of the certificate of incorporation and the resolution or resolutions establishing such class or series adopted pursuant thereto.

Section 2. Meetings of the Board of Directors.

(a) Regular Meetings. Regular meetings of the board of directors shall be held without call at the following times (unless otherwise set forth in a meeting notice):

(i) 7:30 a.m. on the second Wednesday in February, April, June, August, October and December;

(ii) one-half hour prior to any special meeting of the stockholders, and immediately following the adjournment of any special meeting of the stockholders.

Notice of all such regular meetings is permitted but not required.

(b) Special Meetings. Special meetings of the board of directors may be called by the chairman of the board, any two (2) directors or by any officer authorized by the board.

(c) Notice of Meetings. Notices setting the time and place of meetings shall be given by the secretary or an assistant secretary, or by any other officer authorized by the board. Such notices shall be given to each director personally or by mail, messenger, telephone or electronic transmission. Notice by mail shall be deposited in the United States mail, postage prepaid, not later than the third (3rd) day prior to the date fixed for the meeting. Notice by telephone or electronic transmission shall be sent, and notice given personally or by messenger shall be delivered, at least twenty-four (24) hours prior to the time set for the meeting. Notice of a special meeting need not contain a statement of the purpose of the meeting.

(d) Adjourned Meetings. A majority of directors present at any regular or special meeting of the board of directors, whether or not constituting a quorum, may adjourn from time to time until the time fixed for the next regular meeting. Notice of the time and place of holding an adjourned meeting shall not be required if the time and place are fixed at the meeting adjourned.

(e) Place of Meetings. Unless (i) a resolution of the board of directors, or (ii) the written consent of all directors given either before or after the meeting and filed with the secretary or (iii) the meeting notice, designates a different place within or without the State of Delaware, meetings of the board of directors, both regular and special, shall be held at the corporation's offices at 100 N.E. Adams Street, Peoria, Illinois.

(f) Participation by Telephone or Other Means. Members of the board may participate in a meeting through use of conference telephone or other communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

(g) Quorum. At all meetings of the board one-third of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting. Less than a quorum may adjourn any meeting of the board from time to time without notice.

Section 3. Action Without a Meeting.

Any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board.

Section 4. Compensation of Directors.

The directors may be paid such compensation for their services as the board shall from time to time determine. Directors who receive salaries as officers or employees of the corporation shall not receive additional compensation for their services as directors.

Section 5. Committees of the Board.

There shall be such committees of the board of directors each consisting of two or more directors with such authority, subject to applicable law, as a majority of the board shall by resolution determine. Committees of the board shall meet subject to the call of the chairman of each committee and shall prepare and file with the secretary minutes of their meetings. Unless a committee shall by resolution establish a different procedure, notice of the time and place of committee meetings shall be given by the chairman of the committee, or at his request by the chairman of the board or by the secretary or an assistant secretary. Such notice shall be given to each committee member personally or by mail, messenger, telephone or electronic transmission at the times provided in subsection (c) of Section 2 of this Article for notice of special meetings of the board of directors. One-third of a committee but not less than two members shall constitute a quorum for the transaction of business. Except as a committee by resolution may determine otherwise, the provisions of Section 3 and of subsections (d), (e) and (f) of Section 2 of this Article shall apply, mutatis mutandis, to meetings of board committees.


Article IV
Officers


Section 1. Officers.

The officers of the corporation shall be a chairman of the board, who shall be the chief executive officer, one or more group presidents, one or more vice presidents, a chief financial officer, a secretary and a treasurer, together with such other officers as the board of directors shall determine. Any two or more offices may be held by the same person.

Notwithstanding the foregoing or any other provision of these bylaws, the chairman of the board may be an individual other than the chief executive officer only for a period not to exceed six months commencing upon the effective date of the election of a new chief executive officer.

Section 2. Election and Tenure of Officers.

Officers shall be elected by the board of directors, shall hold office at the pleasure of the board, and shall be subject to removal at any time by the board. Vacancies in office may be filled by the board.

Section 3. Powers and Duties of Officers.

Each officer shall have such powers and duties as may be prescribed by the board of directors or by an officer authorized so to do by the board.

Section 4. Compensation of Officers.

The compensation of officers shall be determined by the board of directors; provided that the board may delegate authority to determine the compensation of any assistant secretary or assistant treasurer, with power to redelegate.

Article V
Indemnification

The corporation shall indemnify to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or served any other enterprise as a director or officer at the request of the corporation or any predecessor of the corporation. The corporation shall pay or reimburse the actual and reasonable expenses (including attorneys fees) of such person incurred in defending any threatened or pending proceeding in advance of its final disposition if the corporation has received an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under this Article V or otherwise.

The foregoing provisions of this Article V shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The foregoing rights of indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any director or officer may be entitled apart from the provisions of this Article.

The board of directors in its discretion shall have power on behalf of the corporation to indemnify and advance expenses to any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an employee of the corporation.

Article VI
Miscellaneous

Section 1. Record Date.

> (a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions at the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such corporate action. If not fixed by the board, the record date shall be at the close of business on the day on which the board of directors adopts resolution relating thereto.

(c) Stockholders on a record date are entitled to notice, to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided by agreement or by applicable law.

Section 2. Stock Certificates.

(a) Shares of the corporation may be certificated or uncertificated, as provided under the laws of the State of Delaware. Every holder of certificated shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the chairman of the board or the vice chairman, or by the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

(b) The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Corporate Seal.

The corporation shall have a corporate seal in such form as shall be prescribed and adopted by the board of directors.

Section 4. Construction and Definitions.

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware shall govern the construction of these bylaws.

Section 5. Amendments.

Subject to the provisions of the certificate of incorporation, these bylaws may be altered, amended or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at the meeting; provided that in the notice of such special meeting notice of such purpose shall be given. Subject to the laws of the State of Delaware, the certificate of incorporation and these bylaws, the board of directors may by majority vote of those present at any meeting at which a quorum is present amend these bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation.